Exhibit 99.13
Consolidated

AUDITORS’ REPORT TO THE BOARD OF DIRECTORS OF INFOSYS TECHNOLOGIES LIMITED

We have audited the attached consolidated Balance Sheet of Infosys Technologies Limited (‘the Company’) and its subsidiaries (collectively referred to as ‘the Infosys Group’) as at 31 March 2010, the consolidated Profit and Loss Account of the Infosys Group for the quarter and year ended on that date and the consolidated Cash Flow Statement of the Infosys Group for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company’s management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements and AS 25, Interim Financial Reporting, prescribed by the Companies (Accounting Standards) Rules, 2006.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a)	in the case of the consolidated Balance Sheet, of the state of affairs of the Infosys Group as at 31 March 2010;

(b)	in the case of the consolidated Profit and Loss Account, of the profit of the Infosys Group for the quarter and year ended on that date; and

(c)	in the case of the consolidated Cash Flow Statement, of the cash flows of the Infosys Group for the year ended on that date.

for B S R & Co.
Chartered Accountants
Firm registration No. 101248W

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
13 April 2010

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Consolidated Balance Sheet as at March 31,	Schedule	2010	2009
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	286	286
Reserves and surplus	2	22,763	17,968
		23,049	18,254
DEFERRED TAX LIABILITIES	5	232	37
MINORITY INTEREST		–	–
		23,281	18,291
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		7,839	7,093
Less: Accumulated depreciation and amortization		2,893	2,416
Net book value		4,946	4,677
Add: Capital work-in-progress		409	677
		5,355	5,354
INVESTMENTS	4	3,712	–
DEFERRED TAX ASSETS	5	432	163
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	3,494	3,672
Cash and bank balances	7	10,556	9,695
Loans and advances	8	4,187	3,279
		18,237	16,646
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	2,343	2,004
Provisions	10	2,112	1,868
NET CURRENT ASSETS		13,782	12,774
		23,281	18,291
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24
Note: The schedules referred to above form an integral part of the consolidated Balance Sheet.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer and Director	Deepak M. Satwalekar Director

	Prof. Marti G. Subrahmanyam Director	Claude Smadja Director	Dr. Omkar Goswami Director	Rama Bijapurkar Director

	Sridar A. Iyengar Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director	K.V.Kamath Director

	K. Dinesh Director	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer

Bangalore April 13, 2010	Parvatheesam K. Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except per share data
Consolidated Profit and Loss account for the	Schedule	Quarter ended March 31,		Year ended March 31,
		2010	2009	2010	2009
Income from software services, products and business process management		5,944	5,635	22,742	21,693
Software development and business process management expenses	11	3,184	3,045	12,071	11,765
GROSS PROFIT		2,760	2,590	10,671	9,928
Selling and marketing expenses	12	333	270	1,184	1,104
General and administration expenses	13	405	429	1,626	1,629
		738	699	2,810	2,733
OPERATING PROFIT BEFORE DEPRECIATION AND MINORITY INTEREST		2,022	1,891	7,861	7,195
Depreciation		220	228	905	761
OPERATING PROFIT BEFORE MINORITY INTEREST		1,802	1,663	6,956	6,434
Other income, net	14	198	252	934	475
Provision for investments		(10)	–	(9)	2
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEM		2,010	1,915	7,899	6,907
Provision for taxation (refer to note 24.2.8)	15	441	302	1,681	919
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEM		1,569	1,613	6,218	5,988
Income from sale of investments , net of taxes (refer to note 24.2.22)		48	–	48	–
NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND BEFORE MINORITY INTEREST		1,617	1,613	6,266	5,988
Minority interest		–	–	–	–
NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND MINORITY INTEREST		1,617	1,613	6,266	5,988

Balance Brought Forward		14,539	10,533	10,560	6,828
Less: Residual dividend paid		–	–	–	1
Dividend tax on the above		–	–	–	–
		14,539	10,533	10,560	6,827

AMOUNT AVAILABLE FOR APPROPRIATION		16,156	12,146	16,826	12,815
Interim dividend		–	–	573	572
Final dividend		861	773	861	773
Total dividend		861	773	1,434	1,345
Dividend tax		143	131	240	228
Amount transferred to general reserve		780	682	780	682
Amount transferred to capital reserve		48	–	48	–
Balance in profit and loss account		14,324	10,560	14,324	10,560

		16,156	12,146	16,826	12,815
EARNINGS PER SHARE
Equity shares of par value Rs. 5/- each
Before exceptional item
Basic		27.46	28.16	108.99	104.60
Diluted		27.44	28.13	108.87	104.43
After exceptional item
Basic		28.31	28.16	109.84	104.60
Diluted		28.29	28.13	109.72	104.43
Number of shares used in computing earnings per share *
Basic		57,08,42,313	57,27,46,241	57,04,75,923	57,24,90,211
Diluted		57,12,89,044	57,33,87,566	57,11,16,031	57,34,63,181
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24
* Refer to note 24.2.16
Notes: The schedules referred to above form an integral part of the consolidated Profit and Loss account.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer and Director	Deepak M. Satwalekar Director

	Prof. Marti G. Subrahmanyam Director	Claude Smadja Director	Dr. Omkar Goswami Director	Rama Bijapurkar Director

	Sridar A. Iyengar Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director	K.V.Kamath Director

	K. Dinesh Director	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer

Bangalore April 13, 2010	Parvatheesam K. Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Consolidated Cash Flow statement for the year ended March 31,	Schedule	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax, minority interest and exceptional items		7,899	6,907
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		(2)	–
Provision for investments		(9)	–
Depreciation		905	761
Interest and dividend income		(881)	(876)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		31	(76)
Effect of exchange differences on translation of subsidiaries		54	(29)

Changes in current assets and liabilities
Sundry debtors	16	194	(375)
Loans and advances	17	(438)	(514)
Current liabilities and provisions	18	204	429
		7,957	6,227
Income taxes paid	19	(1,753)	(902)
NET CASH GENERATED BY OPERATING ACTIVITIES		6,204	5,325
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	20	(675)	(1,327)
Payment for acquisition of business, net of cash acquired		(173)	(10)
Payment for acquisition of shared service centre		–	(6)
Investments in/ (disposal) of securities	21	(3,698)	72
Proceeds from disposal of fixed assets		2	2
Interest and dividend received	22	871	1,056
Cash flow from investing activities before exceptional items		(3,673)	(213)
Proceeds on sale of long term investments, net of taxes ( refer to note 24.2.22)		53	–
NET CASH USED IN INVESTING ACTIVITIES		(3,620)	(213)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		89	64
Dividends paid including residual dividend		(1,346)	(2,131)
Dividend tax paid		(228)	(363)
NET CASH USED IN FINANCING ACTIVITIES		(1,485)	(2,430)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(31)	76
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,068	2,758
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		10,993	8,235
Add: Opening balance of cash and cash equivalents arising on consolidation of controlled trusts		50	–
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	23	12,111	10,993
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24
Note: The schedules referred to above form an integral part of the consolidated Cash flow statement.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer and Director	Deepak M. Satwalekar Director

	Prof. Marti G. Subrahmanyam Director	Claude Smadja Director	Dr. Omkar Goswami Director	Rama Bijapurkar Director

	Sridar A. Iyengar Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director	K.V.Kamath Director

	K. Dinesh Director	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer

Bangalore April 13, 2010	Parvatheesam K. Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except as otherwise stated
	Schedules to the Consolidated Balance Sheet as at March 31,	2010	2009
1	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (60,00,00,000) equity shares	300	300
	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	287	286
	57,38,25,192 (57,28,30,043) equity shares fully paid up
	Less: 28,33,600 shares held by Controlled Trusts	1	–
		286	286
	[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]
		286	286
	Forfeited shares amounted to Rs.1,500/- (Rs.1,500/-)
	* For details of options in respect of equity shares, refer to note 24.2.7
	Also refer to note 24.2.16 for details of basic and diluted shares
2	RESERVES AND SURPLUS

	Capital reserve	6	6
	Add: Transfer from Profit and Loss account	48	–
		54	6

	Foreign currency translation reserve	47	(7)
	Share premium account - As at April 1,	2,925	2,851
	Add: Share premium arising on consolidation of controlled trusts	4	–
	Receipts on exercise of employee stock options	88	64
	Income tax benefit arising from exercise of stock options	10	10
		3,027	2,925
	General reserve - As at April 1,	4,484	3,802
	Add: Transfer from Profit and Loss account	780	682
		5,264	4,484
	Balance in Profit and Loss account	14,324	10,560
	Add: Corpus of the controlled trusts	47	–
		14,371	10,560
		22,763	17,968

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

Schedules to the Consolidated Balance Sheet

3  FIXED ASSETS

in Rs. crore, except as otherwise stated
Particulars	Original cost				Depreciation and amortization				Net book value
	As at April 1, 2009	Additions/ Adjustments	Deletions/ Retirement/ Adjustments	As at March 31, 2010	As at April 1, 2009	For the year	Deletions/ Adjustments	As at March 31, 2010	As at March 31, 2010	As at March 31, 2009
Goodwill	689	227	–	916	–	–	–	–	916	689
Land: Free-hold	172	6	–	178	–	–	–	–	178	172
Leasehold	113	36	–	149	–	–	–	–	149	113
Buildings	2,913	387	–	3,300	535	210	–	745	2,555	2,378
Plant and machinery	1,183	213	133	1,263	521	259	132	648	615	662
Computer equipment	1,233	204	186	1,251	960	272	186	1,046	205	273
Furniture and fixtures	720	99	109	710	359	151	107	403	307	361
Leasehold improvements	54	2	1	55	28	12	3	37	18	26
Vehicles	4	1	–	5	1	1	–	2	3	3
Intellectual property right	12	–	–	12	12	–	–	12	–	–
	7,093	1,175	429	7,839	2,416	905	428	2,893	4,946	4,677
Previous year	5,439	1,999	345	7,093	1,986	761	331	2,416	4,677

Note: 1) Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.

2) During the year ended March 31, 2010 and 2009, certain assets which were old and not in use having gross book value of Rs. 387 crore and Rs. 344 crore respectively (net book value nil) were retired.

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except as otherwise stated
Schedules to the Consolidated Balance Sheet as at March 31,		2010	2009
4	INVESTMENTS
	Long- term investments – at cost
	Trade (unquoted)
	Other investments	7	12
	Less: Provision made for investments	3	12
		4	–
	Current investments – at the lower of cost and fair value
	Non-trade (unquoted)
	Liquid mutual funds units *	2,518	–
	Certificates of deposit*	1,190
		3,708	–
		3,712	–
	Aggregate amount of unquoted investments	3,712	–
	* Includes accrued interest of Rs. 10 crore (Nil). Refer note 24.2.11
5	DEFERRED TAXES
	Deferred tax assets
	Fixed assets	217	129
	Sundry debtors	28	8
	Others	187	26
		432	163
	Deferred tax liabilities	232	37
	Branch profit tax	232	37
6	SUNDRY DEBTORS
	Debts outstanding for a period exceeding six months
	Unsecured
	Considered good	–	–
	Considered doubtful	81	40
	Other debts
	Unsecured
	Considered good*	3,494	3,672
	Considered doubtful	21	66
		3,596	3,778
	Less: Provision for doubtful debts	102	106
		3,494	3,672
	* Includes dues from companies where directors are interested	11	8
7	CASH AND BANK BALANCES
	Cash on hand	–	–
	Balances with scheduled banks **
	In current accounts *	175	124
	In deposit accounts	9,092	8,551
	Balances with non-scheduled banks **
	In deposit accounts	336	232
	In current accounts	953	788
		10,556	9,695
	*Includes balance in unclaimed dividend account (Refer note 24.2.21.a)	2	2
	*Includes balance held by controlled trusts (Refer note 24.2.21.b)	48	–
	**Refer to note 24.2.20 for details of balances with scheduled and non-scheduled banks
8	LOANS AND ADVANCES
	Unsecured, considered good
	Advances
	Prepaid expenses	39	35
	For supply of goods and rendering of services	19	15
	Advance to gratuity trust / provident fund trust	4	1
			–
	Withholding and other taxes receivable	343	167
	Others	26	8
		431	226
	Unbilled revenues	841	750
	Advance income taxes	667	274
	MAT credit entitlement (refer to note 24.2.8)	42	284
	Interest accrued and not due	9	6
	Loans and advances to employees
	Housing and other loans	38	43
	Salary advances	73	74
	Electricity and other deposits	63	37
	Rental deposits	36	34
	Deposits with financial institutions (refer to note 24.2.9)*	1,892	1,551
	Mark-to-market gain on forward and options contracts	95	–
		4,187	3,279
	Unsecured, considered doubtful
	Loans and advances to employees	3	3
		4,190	3,282
	Less: Provision for doubtful loans and advances to employees	3	3
		4,187	3,279
	*Includes balance held by controlled trusts (Refer note 24.2.21.b)	21	–
9	CURRENT LIABILITIES
	Sundry creditors
	Goods and services	10	27
	Accrued salaries and benefits
	Salaries	55	71
	Bonus and incentives	594	472
	For other liabilities
	Provision for expenses	645	666
	Retention monies	72	55
	Withholding and other taxes payable	250	218
	Mark-to-market loss on forward and options contracts	–	114
	Payable for acquisition of business	68	3
	Gratuity obligation - unamortised amount	26	29
	Others	8	11
		1,728	1,666
	Advances received from clients	8	5
	Payable by controlled trusts	74	–
	Unearned revenue	531	331
	Unclaimed dividend*	2	2
		2,343	2,004
	*Refer to note 24.2.21.a
10	PROVISIONS
	Proposed dividend	861	773
	Provision for
	Tax on dividend	143	131
	Income taxes*	724	581
	Unavailed leave	302	291
	Post-sales client support and warranties #	82	92
		2,112	1,868
	* Refer to note 24.2.8
	# Refer to note 24.2.17

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except as otherwise stated
Schedules to Consolidated Profit and Loss account for the		Quarter ended March 31,		Year ended March 31,
		2010	2009	2010	2009
11	SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES
	Salaries and bonus including overseas staff expenses	2,668	2,529	10,139	9,650
	Overseas group health insurance	40	34	146	142
	Contribution to provident and other funds	70	58	281	245
	Staff welfare	14	12	44	72
	Overseas travel expenses	123	121	488	609
	Technical sub-contractors	136	97	372	396
	Software packages
	For own use	59	98	336	320
	For service delivery to clients	1	14	17	41
	Communication expenses	18	26	83	94
	Rent	17	18	73	71
	Computer maintenance	11	6	29	25
	Consumables	7	5	25	22
	Provision for post-sales client support and warranties	8	19	(2)	39
	Miscellaneous expenses	12	8	40	39
		3,184	3,045	12,071	11,765
12	SELLING AND MARKETING EXPENSES

	Salaries and bonus including overseas staff expenses	261	231	922	819
	Overseas group health insurance	2	1	6	6
	Contribution to provident and other funds	1	–	4	3
	Staff welfare	–	–	2	4
	Overseas travel expenses	31	18	99	110
	Traveling and conveyance	2	1	7	5
	Brand building	16	6	57	62
	Commission charges	3	(5)	16	11
	Professional charges	5	4	23	22
	Rent	4	4	15	16
	Marketing expenses	4	3	15	20
	Telephone charges	2	4	11	14
	Printing and stationery	–	–	1	1
	Advertisements	–	1	–	2
	Sales promotion	1	–	1	2
	Communication expenses	–	1	3	4
	Miscellaneous expenses	1	1	2	3
		333	270	1,184	1,104
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	138	129	515	444
	Overseas group health insurance	1	1	5	3
	Contribution to provident and other funds	5	4	21	17
	Staff welfare	–	–	–	–
	Overseas travel expenses	5	6	23	29
	Traveling and conveyance	22	17	75	92
	Telephone charges	32	38	128	160
	Professional charges	74	54	255	237
	Power and fuel	37	34	145	147
	Office maintenance	39	48	165	168
	Guesthouse maintenance	1	2	4	5
	Insurance charges	8	6	31	26
	Printing and stationery	3	2	11	12
	Rates and taxes	9	11	31	34
	Donations	10	2	44	21
	Rent	9	7	37	27
	Advertisements	1	–	3	4
	Professional membership and seminar participation fees	3	3	9	10
	Repairs to building	9	10	34	33
	Repairs to plant and machinery	9	6	32	22
	Postage and courier	3	2	12	11
	Books and periodicals	1	1	4	3
	Recruitment and training	–	1	2	6
	Provision for bad and doubtful debts	(26)	20	–	75
	Provision for doubtful loans and advances	1	–	1	1
	Commission to non-whole time directors	1	2	6	6
	Auditor’s remuneration
	Statutory audit fees	1	1	2	2
	Bank charges and commission	–	1	2	3
	Freight charges	–	1	1	1
	Research grants	7	17	23	20
	Miscellaneous expenses	2	3	5	10
		405	429	1,626	1,629
14	OTHER INCOME, NET
	Interest received on deposits with banks and others*	195	259	775	871
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	32	2	106	5
	Miscellaneous income, net (refer to note 24.2.10)	6	6	23	38
	Gains/ (losses) on foreign currency	(35)	(15)	30	(439)
		198	252	934	475
	*includes tax deducted at source	16	53	97	184
15	PROVISION FOR TAXATION
	Income taxes*	634	276	2,059	1,035
	MAT credit entitlement	(277)	14	(307)	(109)
	Deferred taxes	84	12	(71)	(7)
		441	302	1,681	919
	* Refer to note 24.2.8

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except as otherwise stated
Schedules to Consolidated Cash Flow statement for the year ended March 31,		2010	2009
16	CHANGE IN SUNDRY DEBTORS
	As per the Balance Sheet	3,494	3,672
	Less: Opening balance considered	3,672	3,297
	Sundry debtors pertaining to acquired business	16	–
		(194)	375
17	CHANGE IN LOANS AND ADVANCES
	As per the Balance Sheet*	4,187	3,279
	Less: Gratuity obligation - unamortised amount relating to plan amendment **	26	29
	Deposits with financial institutions, included in cash and cash equivalents ***	1,555	1,298
	MAT credit entitlement	42	284
	Advance income taxes	667	274
	Interest accrued and not due	9	6
		1,888	1,388
	Less: Opening balance considered	1,388	874
	Opening balance of loans and advances pertaining to controlled trusts and acquired business	62	–
		438	514
	* Net of gratuity transitional liability
	**Refer to note 24.2.18
	*** Excludes restricted deposits held with LIC of Rs. 337 crore (Rs. 253 crore) for funding employee related obligations
18	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the Balance Sheet	4,455	3,872
	Less: Unclaimed dividend	2	2
	Gratuity obligation - unamortised amount relating to plan amendment	26	29
	Payable for acquisition of subsidiary	68	3
	Provisions considered separately in cash flow statement
	Dividends	861	773
	Tax on dividend	143	131
	Income taxes	724	581
		2,631	2,353
	Less: Opening balance considered	2,353	1,924
	Opening Balance of current liabilities and provisions pertaining to controlled trusts and acquired business	74	–
		204	429
19	INCOME TAXES PAID
	Charge as per the Profit and Loss Account	1,681	919
	Add: Increase / (Decrease) in advance income taxes	393	56
	Increase / (Decrease) in deferred taxes	74	7
	Increase / (Decrease) in MAT credit entitlement	(242)	109
	Less: (Increase) / Decrease in income tax provision	143	179
	Income tax benefits arising from exercise of stock options	10	10
		1,753	902
20	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	Additions as per Balance Sheet*	943	1,974
	Less: Opening capital work-in-progress	677	1,324
	Add: Closing capital work-in-progress	409	677
		675	1,327
	*Excludes goodwill of Rs.227 crore and net fixed assets of Rs.5 crore pertaining to acquired business
	Excludes effect of exchange rate fluctuations of Rs. 25 crore, as at March 31, 2009.
21	INVESTMENTS IN / (DISPOSAL OF) SECURITIES *
	As per the Balance Sheet	3,708	–
	Less: Closing balance of interest accrued on certificates of deposit	10	–
	Less: Opening balance considered	–	72
		3,698	(72)
	* Refer to note 24.2.11 for details of investments and redemptions
22	INTEREST AND DIVIDEND RECEIVED
	Interest and dividend income as per profit and loss account	881	876
	Add: Opening interest accrued but not due	6	186
	Less: Closing interest accrued but not due *	6	6
	Less: Closing balance of interest accrued on certificates of deposit	10	–
		871	1,056
	* Excludes Rs. 3 crore pertaining to controlled trusts
23	CASH AND CASH EQUIVALENTS AT THE END
	As per the Balance Sheet	10,556	9,695
	Add: Deposits with financial institutions (excluding interest accrued and not due)*	1,555	1,298
		12,111	10,993
	* Excludes restricted deposits held with LIC of Rs. 337 crore (Rs. 253 crore) for funding employee related obligations

Schedules to the Consolidated Financial Statements for the quarter and year ended March 31, 2010

24. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Infosys BPO Limited ("Infosys BPO") and wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China"), Infosys Consulting, Inc.("Infosys Consulting"), Infosys Technologies S. De R.L. de C.V. ("Infosys Mexico"), Infosys Technologies (Sweden) AB ("Infosys Sweden"), Infosys Tecnologia Do Brasil LTDA ("Infosys Brasil") and Infosys Public Services, Inc, USA ("Infosys Public Servies") and controlled trusts is a leading global technology services corporation. The group of companies ("the Group") provides end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance. The Group provides solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry, business consulting and business process management services.

24.1. Significant accounting policies

24.1.1. Basis of preparation of financial statements

These consolidated interim financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair value. GAAP comprises mandatory accounting standards prescribed by the Companies (Accounting Standards) Rules, 2006 and guidelines issued by the Securities and Exchange Board of India (SEBI). These consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended March 31, 2010. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

These consolidated interim financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the Accounting Standard (AS) 21, “Consolidated Financial Statements” and AS 25, “Interim Financial Reporting”. The financial statements of Infosys - the parent company, Infosys BPO, Infosys China, Infosys Australia, Infosys Mexico, Infosys Consulting, Infosys Sweden, Infosys Brasil, Infosys Public Services and controlled trusts have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain/loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company.

24.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires the management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage-of-completion which requires the Group to estimate the efforts expended to date as a proportion of the total efforts to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the consolidated financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognised wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset’s net selling price and value in use which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset other than goodwill is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in previous years.

24.1.3. Revenue recognition

Revenue is primarily derived from software development and related services, licensing of software products and business process management. Arrangements with customers are either on a fixed price, fixed timeframe or on a time and material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage-of-completion. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage of completion. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Group recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Group presents revenues net of value-added taxes in its consolidated profit and loss account.
Profit on sale of investments is recorded on transfer of title from the Group and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Group’s right to receive dividend is established.

24.1.4. Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

24.1.4.a. Post-sales client support and warranties

The Group provides its clients with a fixed-period warranty for corrections of errors and call support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales The Group estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

24.1.4.b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

24.1.5. Fixed assets, including goodwill, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairments, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment. Goodwill comprises the excess of purchase consideration over the fair value of the net assets of the acquired enterprise. Goodwill arising on consolidation or acquisition is not amortized but is tested for impairment.

24.1.6. Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased/sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Group for its use. Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

24.1.7. Retirement benefits to employees

24.1.7.a. Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan ("the Gratuity Plan") covering eligible employees of the company and Infosys BPO. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust ("the Trust"). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific instruments, as permitted by the law. The Group recognizes the net obligation of the Gratuity plan in the consolidated Balance Sheet as an asset or liability, respectively in accordance with AS 15, “Employee Benefits”. The Group's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the consolidated profit and loss account in the period in which they arise.

24.1.7.b. Superannuation

Certain employees of Infosys are also participants in the superannuation plan (“the Plan”) which is a defined contribution plan. Until March 2005, the Company made contributions under the Plan to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The Company had no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO and Infosys Australia were also eligible for superannuation benefit. Infosys BPO and Infosys Australia made monthly provisions under the superannuation plan based on a specified percentage of each covered employee's salary. Infosys BPO had no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Effective April 1, 2005, a portion of the monthly contribution amount is paid directly to the employees as an allowance and the balance amount is contributed to the Infosys Superannuation Trust.

24.1.7.c. Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Infosys BPO has no further obligations under the provident fund plan beyond its monthly contributions.

24.1.7.d. Compensated absences

The employees of the Group are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

24.1.8. Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

24.1.9. Foreign currency transactions

Foreign currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the profit or loss account. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

The functional currency of Infosys and Infosys BPO is the Indian Rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico, Infosys Sweden, Infosys Brasil and Infosys Public Services are their respective local currencies. The translation of financial statements of the foreign subsidiaries from the local currency to the functional currency of the Company is performed for Balance Sheet accounts using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods and the resulting difference is presented as foreign currency translation reserve included in “Reserves and Surplus”. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to profit or loss.

24.1.10. Forward contracts and options in foreign currencies

The Group uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Group and the Group does not use those for trading or speculation purposes.

Effective April 1, 2008, the Group adopted AS 30, “Financial Instruments : Recognition and Measurement”, to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions is recognized in the profit or loss account. The Group records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the consolidated Profit and Loss account of that period. To designate a forward or options contract as an effective hedge, management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the consolidated Profit and Loss account. Currently, the hedges undertaken by the Group are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the consolidated Profit and Loss account at each reporting date.

24.1.11. Income taxes

Income taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. MAT paid in accordance to the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the consolidated Balance Sheet if there is convincing evidence that the Group will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Group offsets, on a year-on-year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets, in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate applicable for the full fiscal year for each of the consolidated entities. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to the consolidated Profit and Loss account are credited to the share premium account.

24.1.12. Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the consolidated financial statements by the Board of Directors.

24.1.13. Investments

Trade investments are the investments made to enhance the Group's business interests. Investments are either classified as current or long-term based on Management's intention at the time of purchase. Current investments are carried at lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

24.1.14. Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Group considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

24.1.15. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated.

24.1.16. Leases

Lease under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in the profit and loss account over the lease term.

24.1.17. Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to depreciable fixed assets are treated as deferred income and are recognized in the profit and loss statement on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the profit and loss statement over the periods necessary to match them with the related costs which they are intended to compensate.

24.2. Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in note 24.3. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period / year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

24.2.1. Aggregate expenses

The aggregate amounts incurred on expenses are as follows:
in Rs. crore
	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009
Salaries and bonus including overseas staff expenses	3,067	2,889	11,576	10,913
Overseas group health Insurance	43	36	157	151
Contribution to provident and other funds	76	62	306	265
Staff welfare	14	12	46	76
Overseas travel expenses	159	145	610	748
Traveling and conveyance	24	18	82	97
Technical sub-contractors	136	97	372	396
Software packages
For own use	59	98	336	320
For service delivery to clients	1	14	17	41
Professional charges	79	58	278	259
Telephone charges	34	42	139	174
Communication expenses	18	27	86	98
Power and fuel	37	34	145	147
Office maintenance	39	48	165	168
Guesthouse maintenance	1	2	4	5
Rent	30	29	125	114
Brand building	16	6	57	62
Commission charges	3	(5)	16	11
Insurance charges	8	6	31	26
Printing and stationery	3	2	12	13
Computer maintenance	11	6	29	25
Consumables	7	5	25	22
Rates and taxes	9	11	31	34
Advertisements	1	1	3	6
Donations	10	2	44	21
Marketing expenses	4	3	15	20
Professional membership and seminar participation fees	3	3	9	10
Repairs to building	9	10	34	33
Repairs to plant and machinery	9	6	32	22
Postage and courier	3	2	12	11
Provision for post-sales client support and warranties	8	19	(2)	39
Books and periodicals	1	1	4	3
Recruitment and training	–	1	2	6
Provision for bad and doubtful debts	(26)	20	–	75
Provision for doubtful loans and advances	1	–	1	1
Commission to non-whole time directors	1	2	6	6
Sales promotion expenses	1	–	1	2
Auditor’s remuneration
Statutory audit fees	1	1	2	2
Bank charges and commission	–	1	2	3
Freight charges	–	1	1	1
Research grants	7	17	23	20
Miscellaneous expenses	15	12	47	52
	3,922	3,744	14,881	14,498

24.2.2. Capital commitments and contingent liabilities
in Rs. crore
Particulars	As at March 31,
	2010		2009
Estimated amount of unexecuted capital contracts
(net of advances and deposits)		301		372
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		18		17
Claims against the Company, not acknowledged as debts*
[Net of amount paid to statutory authorities of Rs. 241 crore (Rs. 200 crore)]		28		4

	in million	in Rs. crore	in million	in Rs. crore
Forward contracts outstanding
In USD	267	1,199	278	1,407
In Euro	22	130	27	179
In GBP	11	71	21	149
In AUD	3	12	–	–
Options contracts outstanding
In USD	200	898	173	877
* Claims against the Company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of Rs. 214 crore (Rs. 197 crore), including interest of Rs. 39 crore (Rs. 43 crore) upon completion of their tax review for fiscal 2005 and fiscal 2006. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The matter for fiscal 2005 and 2006 is pending before the Commissioner of Income tax (Appeals) Bangalore.

The Company is contesting the demands and the Management, including its tax advisors, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

24.2.3. Obligations on long-term, non-cancelable operating leases

The lease rentals charged for the quarter and year ended March 31, 2010 and March 31, 2009 and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:-

in Rs. crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009

Lease rentals recognized during the period	30	29	125	114
in Rs. crore
Lease obligations payable			As at March 31,
			2010	2009
Within one year of the balance sheet date			84	80
Due in a period between one year and five years			249	223
Due after five years			62	72

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises. Some of these lease agreements have price escalation clause.

24.2.4. Related party transactions

During the quarter and year ended March 31, 2010, an amount of Rs. 14 crore and Rs. 35 crore (Rs. 5 crore and Rs. 20 crore for the quarter and year ended March 31, 2009) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees.

Related parties include Infosys Science Foundation and Infosys Technologies Limited Employees' Welfare Trust which are controlled trusts.

24.2.5. Transactions with key management personnel

Particulars of remuneration and other benefits paid to key management personnel during the quarter and year ended March 31, 2010 and March 31, 2009 have been detailed in Schedule 24.4

24.2.6. Research and development expenditure
in Rs. crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009

Capital	–	–	3	31
Revenue	119	85	435	237

24.2.7. Stock option plans

The Company has two Stock Option Plans that are currently operational.

1998 Stock Option Plan (“the 1998 Plan”)

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A Compensation Committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The Compensation Committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the quarter and year ended March 31, 2010 and March 31, 2009 are set out below.

	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009
The 1998 Plan :
Options outstanding, beginning of period/ year	4,17,812	11,22,317	9,16,759	15,30,447
Less: Exercised	1,73,013	1,14,578	6,14,071	4,55,586
Forfeited	2,535	90,980	60,424	1,58,102
Options outstanding, end of period/ year	2,42,264	9,16,759	2,42,264	9,16,759
The 1999 Plan :
Options outstanding, beginning of period/ year	3,55,241	10,09,755	9,25,806	14,94,693
Less: Exercised	1,16,946	73,962	3,81,078	3,78,699
Forfeited	33,831	9,987	3,40,264	1,90,188
Options outstanding, end of period/ year	2,04,464	9,25,806	2,04,464	9,25,806

The weighted average share price of options exercised under the 1998 Plan during the quarter and year ended March 31, 2010 and March 31, 2009 was Rs. 2,646 and Rs. 2,266 and Rs. 1,302 and Rs. 1,683, respectively. The weighted average share price of options exercised under the 1999 Plan during the quarter and year ended March 31, 2010 and March 31, 2009 was Rs. 2,609 and Rs. 2,221 and Rs. 1,266 and Rs. 1,566, respectively.

The following tables summarize information about the 1998 and 1999 share options outstanding as of March 31, 2010 and March 31, 2009:

Range of exercise prices per share (Rs.)	Year ended March 31, 2010
	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
The 1998 Plan:
300-700	1,74,404	0.94	551
701-1,400	67,860	1.27	773
	2,42,264	1.03	613
The 1999 Plan:
300-700	1,52,171	0.91	439
701-1,400	–	–	–
1,401-2,500	52,293	1.44	2,121
	2,04,464	1.05	869

Range of exercise prices per share (Rs.)	Year ended March 31, 2009
	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
The 1998 Plan:
300-700	3,37,790	1.46	567
701-1,400	4,93,048	1.56	980
1,401-2,100	76,641	0.46	1,693
2,101-2,800	6,880	0.13	2,453
2,801-4,200	2,400	0.02	2,899
	9,16,759	1.41	904
The 1999 Plan:
300-700	3,00,976	1.55	429
701-1,400	2,23,102	0.60	802
1,401-2,500	4,01,728	1.06	2,121
	9,25,806	1.11	1,253
The aggregate options considered for dilution are set out in note 24.2.16

Proforma Accounting for Stock Option Grants

Guidance note on "Accounting for employee share based payments" issued by Institute of Chartered Accountants of India establishes financial accounting and reporting principles for employee share based payment plans. The guidance note applies to employee share based payment plans, the grant date in respect of which falls on or after April 1, 2005.

As allowed by the guidance note, Infosys has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of the guidance note "Accounting for employee share based payments". Had the compensation cost for Infosys's stock-based compensation plan been determined in a manner consistent with the fair value approach described in guidance note, the Company's net profit and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated :

Particulars	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009

Net Profit after tax, exceptional items and minority interest
As Reported	1,617	1,613	6,266	5,988
Less: Stock-based employee compensation expense	–	2	1	7
Adjusted Proforma	1,617	1,611	6,265	5,981

Basic Earnings per share as reported	28.31	28.16	109.84	104.60
Proforma Basic Earnings per share	28.31	28.13	109.83	104.47
Diluted Earnings per share as reported	28.29	28.13	109.72	104.43
Proforma Diluted Earnings per share	28.29	28.10	109.71	104.30

24.2.8. Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks ("STPs") and Special Economic Zones ("SEZs"). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions. For Fiscal 2008 and 2009, the company had calculated its tax liability under Minimum Alternate Tax (MAT). The MAT credit can be carried forward and set off against the future tax payable. In the current year, the company has calculated its tax liability under normal provisions of the Income Tax Act and utilised the brought forward MAT Credit.

During the quarter and year ended March 31, 2010, the company has provided for branch profit tax of Rs. 232 crore for its overseas branches, as the company estimates that these branch profits would be distributed in the foreseeable future. Further, the tax provision for the quarter and year ended March 31, 2010, includes a net tax reversal of Rs. 316 crore relating to SEZ units, for provisions no longer required.

24.2.9. Loans and advances
in Rs. crore
Particulars	As at March 31,
	2010	2009
Deposits with financial institutions :
HDFC Limited*	1,551	1,298
Sundaram BNP Paribas Home Finance Limited	4	–
Life Insurance Corporation of India	337	253
	1,892	1,551
* Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with Life Insurance Corporation of India represents amount deposited to settle employee-related obligations as and when they arise during the normal course of business. (Refer to note 24.2.21.b.)

24.2.10. Fixed assets

Profit / loss on disposal of fixed assets during the quarter and year ended March 31, 2010 was Rs. 2 crore. For the quarter and year ended March 31, 2009, the profit/ loss on disposal of fixed assets is less than Rs.1 crore and accordingly disclosed in note 24.3.

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land - leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the Company has possession certificate for which sale deeds are yet to be executed as at March 31, 2010.

24.2.11. Details of investments

Details of investments in and disposal of securities for the quarter and year ended March 31, 2010 and March 31, 2009:
in Rs. crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009
Investment in securities
Long-term investments*	–	–	–	2
Certificates of deposit	1,180	–	1,180	193
Liquid mutual fund units	1,403	608	9,901	866
	2,583	608	11,081	1,061
Redemption / Disposal of Investment in securities
Long-term investments	5	–	5	–
Liquid mutual fund units	4,159	609	7,383	939
Certificates of deposit #	–	200	–	200
	4,164	809	7,388	1,139
Net movement in investment	(1,581)	(201)	3,693	(78)
* During the year ended March 31, 2009, Infosys received 2,420 shares of Mera Sport Technologies Private Limited valued at Rs.2 crore in lieu of provision of usage rights to the software developed by Infosys. The investment was fully provided for during the year ended March 31, 2009 based on diminution other than temporary.
# Represents redemption value inclusive of Rs. 7 crore interest

24.2.12. Holding of Infosys in its subsidiaries

Name of the subsidiary	Country of	As at March 31,
	incorporation	2010	2009
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys BPO s.r.o.*	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o *	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited *	Thailand	99.98%	99.98%
Mainstream Software Pty Limited**	Australia	100%	100%
Infosys Sweden ***	Sweden	100%	–
Infosys Brasil ****	Brazil	100%	–
Infosys Consulting *****	USA	100%	100%
Infosys Mexico #	Mexico	100%	100%
Infosys Consulting India Limited ##	India	100%	–
Infosys Public Services, Inc. ###	USA	100%	–
McCamish Systems LLC ####	USA	99.98%	–

*	Infosys BPO s.r.o, Infosys BPO (Poland) Sp Z.o.o and Infosys BPO (Thailand) Limited are wholly owned subsidiaries of Infosys BPO.
**	Mainstream Software Pty. Limited is a wholly owned subsidiary of Infosys Australia.
***	During the year ended March 31, 2009, the Company incorporated wholly-owned subsidiary, Infosys Technologies (Sweden) AB, which was capitalised on July 8, 2009.
****	On August 7, 2009 the Company incorporated wholly-owned subsidiary, Infosys Tecnologia DO Brasil LTDA. Additionally during the quarter ended March 31, 2010 the Company invested Rs. 11 crore (BRL 4 million) in the subsidiary. As of March 31,2010 the company has invested an aggregate of Rs. 28 crore (BRL 11 million) in the subsidiary.
*****	During the year ended March 31, 2010 the Company made an additional investment of Rs. 50 crore (USD 10 million) in Infosys Consulting, which is a wholly owned subsidiary. As of March 31, 2010 and March 31, 2009, the Company has invested an aggregate of Rs. 243 crore (USD 55 million) and Rs.193 crore (USD 45 million), respectively in the subsidiary.
#	During the year ended March 31, 2010 the Company made an additional investment of Rs 18 crore (Mexican Peso 50 million) in Infosys Mexico, which is a wholly owned subsidiary. As of March 31, 2010 and March 31, 2009 the Company has invested an aggregate of Rs. 40 crore (Mexican Peso 110 million) and Rs. 22 crore (Mexican Peso 60 million), respectively in the subsidiary.
##	On August 19, 2009 Infosys Consulting incorporated wholly-owned subsidiary, Infosys Consulting India Limited. As of March 31, 2010 Infosys Consulting has invested Rs. 1 crore in the subsidiary.
###	On October 9, 2009 the Company incorporated wholly-owned subsidiary, Infosys Public Services, Inc. As of March 31, 2010 the company has invested Rs. 24 crore (USD 5 million) in the subsidiary.
####	On December 4, 2009, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of Rs. 173 crore and a contingent consideration of Rs. 67 crore. The acquisition was completed during the year and accounted as a business combination which resulted in goodwill of Rs. 227 crore

24.2.13. Provision for doubtful debts

Periodically, the Group evaluates all customer dues to the Group for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could effect the customer’s ability to settle. The Group normally provides for debtor dues outstanding for 180 days or longer as at the Balance Sheet date. As at March 31, 2010, the Group has provided for doubtful debts of Rs. 21 crore (Rs. 66 crore as at March 31, 2009) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The Group pursues the recovery of the dues, in part or full.

24.2.14. Segment reporting

The Group’s operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments are categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Quarter ended March 31, 2010 and March 31, 2009:
in Rs. crore
Particulars	Financial Services	Manufacturing	Telecom	Retail	Others	Total
Revenues	2,068	1,199	909	771	997	5,944
	1,858	1,171	944	759	903	5,635
Identifiable operating expenses	816	517	335	322	439	2,429
	759	500	359	294	338	2,250
Allocated expenses	519	301	228	194	251	1,493
	493	311	250	201	239	1,494
Segmental operating income	733	381	346	255	307	2,022
	606	360	335	264	326	1,891
Unallocable expenses						220
						228
Operating income						1,802
						1,663
Other income/(expense), net						198
						252
Provision for investments						(10)
						–
Net profit before taxes and exceptional item						2,010
						1,915
Income taxes						441
						302
Net profit after taxes before exceptional item						1,569
						1,613
Income on sale of investments, net of taxes						48
						–
Net profit after taxes and exceptional item						1,617
						1,613

Year ended March 31, 2010 and March 31, 2009:
in Rs. crore
Particulars	Financial Services	Manufacturing	Telecom	Retail	Others	Total
Revenues	7,731	4,506	3,661	3,035	3,809	22,742
	7,358	4,289	3,906	2,728	3,412	21,693
Identifiable operating expenses	3,068	1,993	1,284	1,243	1,544	9,132
	3,042	1,830	1,431	1,120	1,347	8,770
Allocated expenses	1,953	1,139	926	767	964	5,749
	1,942	1,133	1,033	720	900	5,728
Segmental operating income	2,710	1,374	1,451	1,025	1,301	7,861
	2,374	1,326	1,442	888	1,165	7,195
Unallocable expenses						905
						761
Operating income						6,956
						6,434
Other income/(expense), net						934
						475
Provision for investments						(9)
						2
Net profit before taxes and exceptional item						7,899
						6,907
Income taxes						1,681
						919
Net profit after taxes before exceptional item						6,218
						5,988
Income on sale of investments, net of taxes						48
						–
Net profit after taxes and exceptional item						6,266
						5,988

Geographic segments

Quarter ended March 31, 2010 and March 31, 2009:
in Rs. crore
Particulars	North America	Europe	India	Rest of the World	Total
Revenues	3,929	1,335	85	595	5,944
	3,638	1,372	88	537	5,635
Identifiable operating expenses	1,657	515	23	234	2,429
	1,484	563	18	185	2,250
Allocated expenses	987	335	21	150	1,493
	965	363	23	143	1,494
Segmental operating income	1,285	485	41	211	2,022
	1,189	446	47	209	1,891
Unallocable expenses					220
					228
Operating income					1,802
					1,663
Other income (expense), net					198
					252
Provision for investments					(10)
					–
Net profit before taxes and exceptional item					2,010
					1,915
Income taxes					441
					302
Net profit after taxes before exceptional item					1,569
					1,613
Income on sale of investments, net of taxes					48
					–
Net profit after taxes and exceptional item					1,617
					1,613

Year ended March 31, 2010 and March 31, 2009:
in Rs. crore
Particulars	North America	Europe	India	Rest of the World	Total
Revenues	14,972	5,237	270	2,263	22,742
	13,736	5,705	284	1,968	21,693
Identifiable operating expenses	6,067	2,093	80	892	9,132
	5,716	2,284	62	708	8,770
Allocated expenses	3,784	1,325	68	572	5,749
	3,624	1,507	76	521	5,728
Segmental operating income	5,121	1,819	122	799	7,861
	4,396	1,914	146	739	7,195
Unallocable expenses					905
					761
Operating income					6,956
					6,434
Other income (expense), net					934
					475
Provision for investments					(9)
					2
Net profit before taxes and exceptional item					7,899
					6,907
Income taxes					1,681
					919
Net profit after taxes before exceptional item					6,218
					5,988
Income on sale of investments, net of taxes					48
					–
Net profit after taxes and exceptional item					6,266
					5,988

24.2.15. Dividends remitted in foreign currencies

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted :
in Rs. crore
Particulars	Number of shares to which the dividends relate	Quarter ended March 31,		Year ended March 31,
		2010	2009	2010	2009
Interim dividend for fiscal 2010	10,70,15,201	–	–	107	–
Interim dividend for fiscal 2009	10,97,63,357	–	–	–	110
Final dividend for fiscal 2009	10,73,97,313	–	–	145	–
Final dividend for fiscal 2008	10,95,11,049	–	–	–	79
Special dividend for fiscal 2008	10,95,11,049	–	–	–	219

24.2.16. Reconciliation of basic and diluted shares used in computing earnings per share

	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009
Number of shares considered as basic weighted average shares outstanding *	57,08,42,313	57,27,46,241	57,04,75,923	57,24,90,211
Add: Effect of dilutive issues of shares/stock options	4,46,731	6,41,325	6,40,108	9,72,970
Number of shares considered as weighted average shares and potential shares outstanding	57,12,89,044	57,33,87,566	57,11,16,031	57,34,63,181
* Excludes shares held by controlled trusts

24.2.17. Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows :
in Rs. crore
	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009
Balance at the beginning	75	73	92	53
Provision recognized/(reversed)	8	19	(2)	39
Provision utilized	(1)	–	(8)	–
Balance at the end	82	92	82	92

Provision for post-sales client support is expected to be utilized over a period of 6 months to 1 year.

24.2.18. Gratuity Plan

The following table set out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :
in Rs. crore
	As at March 31,
	2010	2009	2008	2007
Obligations at year beginning	267	224	225	183
Service cost	80	51	50	45
Interest cost	19	16	17	14
Actuarial loss / (gain)	(5)	1	(8)	(1)
Benefits paid	(36)	(25)	(23)	(16)
Amendment in benefit plan	–	–	(37)	–
Obligations at year end	325	267	224	225
Defined benefit obligation liability as at the Balance Sheet is fully funded by the Group.
Change in plan assets
Plans assets at year beginning, at fair value	268	236	225	170
Expected return on plan assets	25	17	18	16
Actuarial gain	1	5	2	3
Contributions	69	35	14	54
Benefits paid	(36)	(25)	(23)	(18)
Plans assets at year end, at fair value	327	268	236	225
Reconciliation of present value of the obligation and the fair value of the plan assets :
Fair value of plan assets at the end of the year	327	268	236	225
Present value of the defined benefit obligations at the end of the year	325	267	224	225
Asset recognized in the Balance Sheet	2	1	12	–
Assumptions
Interest rate	7.82%	7.01%	7.92%	7.99%
Estimated rate of return on plan assets	9.00%	7.01%	7.92%	7.99%
Weighted expected rate of salary increase	7.27%	5.10%	5.10%	5.10%

in Rs. Crore
	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009
Gratuity cost for the period/ year
Service cost	23	12	80	51
Interest cost	4	7	19	16
Expected return on plan assets	(7)	(8)	(25)	(17)
Actuarial gain	–	(4)	(5)	(4)
Plan amendment amortization	(1)	(1)	(4)	(4)
Net gratuity cost	19	6	65	42
Actual return on plan assets	8	5	26	22

Gratuity cost, as disclosed above, is included under salaries and bonus and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

As of March 31, 2010 and March 31, 2009, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs.37 crore, which is being amortised on a straight line basis to the net Profit and Loss account over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2010 and March 31, 2009 amounted to Rs. 26 crore and Rs. 29 crore, respectively and is disclosed under "Current Liabilities".

The group expects to contribute approximately Rs. 61 crore to the gratuity trusts during fiscal 2011.

24.2.19.a. Provident Fund

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company’s actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the Company is unable to exhibit the related information.

The Company contributed Rs. 45 crore and Rs. 40 crore and Rs. 171 crore and Rs. 153 crore to the provident fund during the quarter and year ended March 31, 2010 and March 31, 2009 respectively.

24.2.19.b. Superannuation

The Company contributed Rs. 24 crore and Rs. 20 crore and Rs. 91 crore and Rs. 80 crore to the Superannuation Trust during the quarter and year ended March 31, 2010 and March 31, 2009 respectively.

24.2.20. Cash and bank balances

Details of balances as on Balance Sheet dates with scheduled banks :
in Rs. crore
Balances with scheduled banks in India	As at March 31,
	2010	2009
In current account
Citibank-Unclaimed dividend account	–	1
Citibank N.A., India	2	–
Deustche Bank	13	13
Deustche Bank-EEFC (Euro account)	3	27
Deustche Bank-EEFC (Swiss Franc account)	–	3
Deutsche Bank-EEFC (United Kingdom Pound Sterling account)	1	–
Deustche Bank-EEFC (U.S. dollar account)	8	12
HDFC Bank-Unclaimed dividend account	1	–
ICICI Bank	133	18
ICICI Bank-EEFC (Euro account)	1	1
ICICI Bank-EEFC (United Kingdom Pound Sterling account)	2	6
ICICI Bank-EEFC (U.S. dollar account)	10	42
ICICI bank-Unclaimed dividend account	1	1
	175	124
In deposit account
Andhra Bank	99	80
Allahabad Bank	150	–
Bank of India	881	–
Bank of Baroda	299	829
Bank of Maharashtra	500	537
Barclays Bank	100	140
Canara Bank	963	794
Central Bank of India	100	–
Corporation Bank	276	343
DBS Bank	49	25
HSBC Bank	483	283
ICICI Bank	1,435	560
IDBI Bank	909	550
ING Vysya Bank	25	53
Indian Overseas Bank	140	–
Jammu and Kashmir Bank	10	–
Kotak Mahindra Bank	61	–
Oriental Bank of Commerce	100	–
Punjab National Bank	994	480
Standard Chartered Bank	–	38
State Bank of Hyderabad	233	200
State Bank of India	126	2,109
State Bank of Mysore	496	500
Syndicate Bank	475	500
The Bank of Nova Scotia	–	350
Union Bank of India	93	85
Vijaya Bank	95	95
	9,092	8,551
Details of balances as on Balance Sheet dates with non-scheduled banks :
in Rs. crore
Balances with non-scheduled banks	As at March 31,
	2010	2009
In current account
ABN Amro Bank, China	33	6
ABN Amro Bank, China (U.S. dollar account)	14	14
ABN Amro Bank, Taiwan	2	1
Bank of America, Mexico	18	2
Bank of America, USA	686	587
Banamex, Mexico	2	–
China Merchants Bank , China	1	–
Citibank NA, Australia	25	33
Citibank NA, Brazil	9	–
Citibank NA, Czech Republic (Euro account)	–	3
Citibank NA, Czech Republic (U.S. dollar account)	2	4
Citibank NA, New Zealand	1	–
Citibank NA, Japan	2	2
Citibank NA, Singapore	–	7
Citibank NA, Thailand	1	1
Deutsche Bank, Belgium	18	6
Deutsche Bank, France	1	1
Deutsche Bank, Germany	12	5
Deutsche Bank, Moscow (U.S.dollar account)	1	–
Deutsche Bank, Netherlands	7	1
Deustche Bank, Philiphines	–	1
Deustche Bank, Philiphines (U.S. dollar account)	3	1
Deutsche Bank, Poland	2	–
Deustche Bank, Poland (Euro account)	1	–
Deutsche Bank, Spain	1	1
Deustche Bank, Thailand	3	2
Deustche Bank, Thailand (U.S dollar account)	1	–
Deutsche Bank, UK	29	58
Deutsche Bank, Singapore	1	–
Deutsche Bank, Switzerland	10	–
Deutsche Bank, Switzerland (U.S. dollar account)	1	–
HSBC Bank, UK	2	8
ICICI Bank, UK	1	–
National Australia Bank Limited, Australia	21	30
National Australia Bank Limited, Australia (U.S. dollar account)	14	7
Nordbanken, Sweden	1	–
Royal Bank of Canada, Canada	20	6
The Bank of Tokyo-Mitsubishi UFJ Ltd., Japan	–	1
Wachovia Bank, USA	7	–
	953	788
In deposit accounts
Citibank N.A., Czech Republic	9	4
Citibank, Euro	3	–
Citibank, USD	4	–
Deutsche Bank , Poland	8	–
National Australia Bank Limited, Australia	312	228
	336	232
Total Cash and bank balances as per balance sheet	10,556	9,695

24.2.21. Cash flow statement

24.2.21.a. Unclaimed dividend

The balance of cash and cash equivalents includes Rs. 2 crore as at March 31, 2010 (Rs. 2 crore as at March 31, 2009) set aside for payment of dividends.

24.2.21.b. Balances held by controlled trusts

The balance of cash and cash equivalents includes Rs. 69 crore as at March 31, 2010 held by controlled trusts.

24.2.21.c. Restricted cash

Deposits with financial institutions as at March 31, 2010 include Rs. 337 crore (Rs. 253 crore as at March 31, 2009) deposited with Life Insurance Corporation of India to settle employee related obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

24.2.22 Exceptional item

During the quarter and year ended March 31, 2010, the company sold 32,31,151 shares of OnMobile Systems Inc, USA (OMSI) at a price of Rs. 166.58 per share amounting to a total consideration of Rs. 53 crore, net of taxes and transaction costs. The resultant income of Rs. 48 crore has been appropriated to capital reserve.

24.3. Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs (DCA) earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given as follows :

Balance Sheet Items
		in Rs. Crore
Schedule	Description	As at March 31,
		2010	2009
Balance Sheet
3	Fixed assets
	Deletions/retirements during the year
	Leasehold improvements	–	0.04
	Vehicles	0.04	0.23
	Buildings	0.04	–
	Depreciation on assets sold during the period
	Vehicles	–	0.05
7	Cash on hand	0.09	0.07
	Scheduled banks-Current Accounts
	Citi Bank - Unclaimed dividend accounts	0.49	0.58
	Citibank N.A.	2.29	0.12
	Citibank - EEFC account in U.S. dollar	0.22	–
	State Bank of India	0.04	0.01
	Deutsche Bank-EEFC account in Swiss Franc, India	0.33	3.35
	Deutsche Bank-EEFC account in United Kingdom Pound Sterling, India	0.51	0.33
	HDFC Bank - Unclaimed dividend accounts	0.84	0.46
	Non-scheduled banks-Current Account
	ABN Amro Bank, Denmark	0.21	0.06
	Banamex, Mexico	2.00	0.02
	Bank of Baroda, Mauritius	0.02	0.06
	China Merchants Bank, China	0.62	0.17
	Citibank N.A., Czech Republic	0.35	0.29
	Citibank N.A., Czech Republic Euro account	0.13	3.34
	Citibank N.A., Poland	–	0.01
	Deustche Bank, Moscow	0.34	–
	Deutsche Bank, Philiphines	0.39	0.56
	Deustche Bank, Poland	2.37	0.21
	Deustche Bank, Poland Euro account	0.74	0.12
	Deutsche Bank,Zurich, Switzerland	9.72	0.22
	ICICI Bank, UK	1.07	0.09
	Nordbanken, Sweden	0.73	0.11
	PNC Bank, USA	0.02	0.03
	Shanghai Pudong Development Bank, China	–	0.01
	Standard Chartered Bank , UAE	0.09	–
	Svenska Handelsbanken, Sweden	0.01	–
	The Bank of Tokyo - Mitsubishi UFJ, Ltd.,Japan	0.16	0.59

Profit & Loss Items
in Rs. crore
Schedule	Description	Quarter ended March 31,		Year ended March 31,
		2010	2009	2010	2009
Profit and Loss
	Minority Interest	0.01	(0.01)	0.06	0.02
	Residual dividend paid	–	–	0.25	–
	Additional dividend tax	–	–	0.04	–
12	Selling and Marketing expenses
	Staff Welfare	–	0.57	–	4.57
	Visa and other charges	–	0.42	–	2.31
	Contribution to provident and other funds	–	0.48	–	3.40
	Printing and stationery	0.26	0.26	–	1.21
	Office maintenance	0.07	0.05	0.31	0.40
	Consumables	0.01	0.03	0.07	0.17
	Software for own use	–	–	–	0.04
	Insurance charges	0.08	0.10	0.31	0.33
	Sales promotion	0.25	0.27	–	1.74
	Advertisements	0.07	0.31	0.01	1.77
	Repairs to plant and machinery	–	0.07	–	0.07
	Miscellaneous expense	0.11	0.06	–	1.60
	Computer Maintenance	–	–	0.02	–
	Rates and Taxes	–	–	0.10	0.01
13	General and Administrative expenses
	Provision for doubtful loans and advances	0.19	0.31	–	1.49
	Auditor’s remuneration :
	Statutory audit fees	0.37	0.17	–	1.48
	Out -of-pocket expenses	0.01	0.01	0.04	0.04
	Certification charges	0.01	0.01	0.05	0.05
	Others	–	–	0.01	–
	Bank charges and commission	–	0.87	–	2.92
	Freight charges	0.23	0.44	–	1.23
	Visa charges	0.37	0.31	–	2.97
	Recruitment and training	0.26	–	–	–
	Advertisements	–	0.32	–	3.99
	Books and periodicals	–	0.84	–	2.87

in Rs. crore
Schedule	Description	Quarter ended March 31,		Year ended March 31,
		2010	2009	2010	2009
24.2.1	Aggregate expenses
	Provision for doubtful loans and advances	–	0.31	0.01	1.49
	Auditor’s remuneration :
	Statutory audit fees	–	0.17	–	1.48
	Certification charges	–	0.01	0.05	0.05
	Out -of-pocket expenses	–	0.01	0.04	0.04
	Others	–	–	0.01	–
	Sales promotion	–	0.27	–	1.74
	Bank charges and commission	0.59	0.87	–	2.92
	Freight charges	0.23	0.44	–	1.23
	Recruitment and training	0.26	–	–	–

24.2.10	Profit on disposal of fixed assets, included in miscellaneous income	2.00	0.27	2.00	0.38

Cash Flow Statement Items

Schedule	Description	Year ended March 31,
		2010	2009
	Profit on sale of fixed assets	2.00	0.38

24.4 Transactions with key management personnel

Key management personnel comprise directors and members of the executive council.

Particulars of remuneration and other benefits paid to whole-time directors and members of executive council during the quarter and year ended March 31, 2010 and March 31, 2009 are as follows:

in Rs. crore
Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Co-Chairman*
Nandan M. Nilekani	–	–	–	–
	0.08	0.02	0.13	0.23
	0.09	0.02	0.23	0.34
	0.30	0.07	0.54	0.91
Chief Executive Officer and Managing Director
S. Gopalakrishnan	0.08	0.02	0.28	0.38
	0.08	0.02	0.13	0.23
	0.32	0.08	0.61	1.01
	0.30	0.07	0.55	0.92
Chief Operating Officer and Director
S. D. Shibulal	0.07	0.02	0.27	0.36
	0.06	0.02	0.12	0.20
	0.31	0.08	0.56	0.95
	0.28	0.07	0.52	0.87
Whole-time directors
K. Dinesh	0.08	0.02	0.28	0.38
	0.08	0.02	0.12	0.22
	0.32	0.08	0.61	1.01
	0.30	0.07	0.54	0.91
T. V. Mohandas Pai	0.09	0.02	0.79	0.90
	0.09	0.02	0.42	0.53
	0.36	0.08	2.69	3.13
	0.36	0.09	2.14	2.59
Srinath Batni	0.09	0.02	0.51	0.62
	0.09	0.03	0.25	0.37
	0.36	0.07	1.98	2.41
	0.35	0.09	1.43	1.87
Chief Financial Officer
V. Balakrishnan	0.08	0.02	0.07	0.17
	0.08	0.02	0.06	0.16
	0.30	0.08	2.06	2.44
	0.29	0.07	2.00	2.36
Executive Council Members
Ashok Vemuri	0.51	–	0.01	0.52
	0.55	–	0.01	0.56
	2.09	–	2.79	4.88
	1.99	–	2.05	4.04
Chandra Shekar Kakal	0.07	0.02	0.06	0.15
	0.07	0.02	0.05	0.14
	0.28	0.06	1.73	2.07
	0.26	0.06	1.26	1.58
B.G. Srinivas	0.43	–	0.82	1.25
	0.42	–	0.06	0.48
	1.81	–	2.75	4.56
	1.82	–	2.85	4.67
Subhash B. Dhar	0.06	0.02	0.06	0.14
	0.06	0.02	0.05	0.13
	0.24	0.07	1.42	1.73
	0.23	0.06	0.98	1.27
*Effective July 9, 2009, Mr. Nandan M Nilekani has relinquished the positions of Co-Chairman, Member of the Board and employee of Infosys.

Particulars of remuneration and other benefits of non-executive/ independent directors for the quarter and year ended March 31, 2010 and March 31, 2009 :

Name	Commission	Sitting fees	Reimbursement of expenses	Total Remuneration
Non-Whole time directors
Deepak M. Satwalekar	0.12	–	–	0.12
	0.17	–	0.02	0.19
	0.60	–	–	0.60
	0.68	–	0.02	0.70
Prof.Marti G. Subrahmanyam	0.16	–	0.03	0.19
	0.19	–	0.01	0.20
	0.65	–	0.20	0.85
	0.71	–	0.25	0.96
Dr.Omkar Goswami	0.12	–	0.01	0.13
	0.16	–	0.01	0.17
	0.52	–	0.03	0.55
	0.58	–	0.03	0.61
Claude Smadja	0.13	–	0.05	0.18
	0.18	–	0.06	0.24
	0.59	–	0.25	0.84
	0.67	–	0.26	0.93
Rama Bijapurkar	0.11	–	–	0.11
	0.16	–	–	0.16
	0.49	–	0.02	0.51
	0.56	–	0.01	0.57
Sridar A. Iyengar	0.17	–	0.06	0.23
	0.22	–	0.06	0.28
	0.74	–	0.21	0.95
	0.82	–	0.20	1.02
David L. Boyles	0.13	–	0.04	0.17
	0.20	–	0.03	0.23
	0.59	–	0.15	0.74
	0.69	–	0.21	0.90
Prof. Jeffrey S. Lehman	0.15	–	0.06	0.21
	0.14	–	0.05	0.19
	0.61	–	0.24	0.85
	0.63	–	0.22	0.85
K.V.Kamath**	0.05	–	0.01	0.06
	–	–	–	–
	0.39	–	0.02	0.41
	–	–	–	–
N. R. Narayana Murthy*	0.13	–	–	0.13
	0.17	–	–	0.17
	0.57	–	–	0.57
	0.63	–	–	0.63
* Non-executive chairman of the board and chief mentor.
** Joined the board effective May 02, 2009

AUDITORS’ REPORT TO THE BOARD OF DIRECTORS OF INFOSYS TECHNOLOGIES LIMITED

We have audited the attached consolidated Balance Sheet of Infosys Technologies Limited (‘the Company’) and its subsidiaries (collectively referred to as ‘the Infosys Group’) as at 31 March 2010, the consolidated Profit and Loss Account of the Infosys Group and the consolidated Cash Flow Statement of the Infosys Group for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company’s management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements prescribed by the Companies (Accounting Standards) Rules, 2006.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a)	in the case of the consolidated Balance Sheet, of the state of affairs of the Infosys Group as at 31 March 2010;

(b)	in the case of the consolidated Profit and Loss Account, of the profit of the Infosys Group for the year ended on that date; and

(c)	in the case of the consolidated Cash Flow Statement, of the cash flows of the Infosys Group for the year ended on that date.

for B S R & Co.
Chartered Accountants
Firm registration number: 101248W

Natrajan Ramkrishna
Partner
Membership number: 32815

Bangalore
13 April 2010

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
		in Rs. crore
Consolidated Balance Sheet as at March 31,	Schedule	2010	2009
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	286	286
Reserves and surplus	2	22,763	17,968
		23,049	18,254
DEFERRED TAX LIABILITIES	5	232	37
MINORITY INTEREST		–	–
		23,281	18,291
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		7,839	7,093
Less: Accumulated depreciation and amortization		2,893	2,416
Net book value		4,946	4,677
Add: Capital work-in-progress		409	677
		5,355	5,354
INVESTMENTS	4	3,712	–
DEFERRED TAX ASSETS	5	432	163
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	3,494	3,672
Cash and bank balances	7	10,556	9,695
Loans and advances	8	4,187	3,279
		18,237	16,646
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	2,343	2,004
Provisions	10	2,112	1,868
NET CURRENT ASSETS		13,782	12,774
		23,281	18,291
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24
Note: The schedules referred to above form an integral part of the consolidated Balance Sheet.

As per our report attached
for B S R & Co.
Chartered Accountants
Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer and Director	Deepak M. Satwalekar Director

	Prof. Marti G. Subrahmanyam Director	Claude Smadja Director	Dr. Omkar Goswami Director	Rama Bijapurkar Director

	Sridar A. Iyengar Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director	K.V.Kamath Director

	K. Dinesh Director	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer

Bangalore April 13, 2010	Parvatheesam K. Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore, except per share data
Consolidated Profit and Loss account for the	Schedule	Year ended March 31,
		2010	2009
Income from software services, products and business process management		22,742	21,693
Software development and business process management expenses	11	12,071	11,765
GROSS PROFIT		10,671	9,928
Selling and marketing expenses	12	1,184	1,104
General and administration expenses	13	1,626	1,629
		2,810	2,733
OPERATING PROFIT BEFORE DEPRECIATION AND MINORITY INTEREST		7,861	7,195
Depreciation		905	761
OPERATING PROFIT BEFORE MINORITY INTEREST		6,956	6,434
Other income, net	14	934	475
Provision for investments		(9)	2
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEM		7,899	6,907
Provision for taxation (refer to note 24.2.8)	15	1,681	919
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEM		6,218	5,988
Income from sale of investments , net of taxes (refer to note 24.2.22)		48	–
NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND BEFORE MINORITY INTEREST		6,266	5,988
Minority interest		–	–
NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND MINORITY INTEREST		6,266	5,988
Balance Brought Forward		10,560	6,828
Less: Residual dividend paid		–	1
Dividend tax on the above		–	–
		10,560	6,827

AMOUNT AVAILABLE FOR APPROPRIATION		16,826	12,815
Interim dividend		573	572
Final dividend		861	773
Total dividend		1,434	1,345
Dividend tax		240	228
Amount transferred to general reserve		780	682
Amount transferred to capital reserve		48	–
Balance in profit and loss account		14,324	10,560
		16,826	12,815
EARNINGS PER SHARE
Equity shares of par value Rs. 5/- each
Before exceptional item
Basic		108.99	104.60
Diluted		108.87	104.43
After exceptional item
Basic		109.84	104.60
Diluted		109.72	104.43
Number of shares used in computing earnings per share *
Basic		57,04,75,923	57,24,90,211
Diluted		57,11,16,031	57,34,63,181
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24
* Refer to note 24.2.16
Notes: The schedules referred to above form an integral part of the consolidated Profit and Loss account.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer and Director	Deepak M. Satwalekar Director

	Prof. Marti G. Subrahmanyam Director	Claude Smadja Director	Dr. Omkar Goswami Director	Rama Bijapurkar Director

	Sridar A. Iyengar Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director	K.V.Kamath Director

	K. Dinesh Director	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer

Bangalore April 13, 2010	Parvatheesam K. Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Consolidated Cash Flow statement for the year ended March 31,	Schedule	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax, minority interest and exceptional items		7,899	6,907
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		(2)	–
Provision for investments		(9)	–
Depreciation		905	761
Interest and dividend income		(881)	(876)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		31	(76)
Effect of exchange differences on translation of subsidiaries		54	(29)
Changes in current assets and liabilities
Sundry debtors	16	194	(375)
Loans and advances	17	(438)	(514)
Current liabilities and provisions	18	204	429
		7,957	6,227
Income taxes paid	19	(1,753)	(902)
NET CASH GENERATED BY OPERATING ACTIVITIES		6,204	5,325
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	20	(675)	(1,327)
Payment for acquisition of business, net of cash acquired		(173)	(10)
Payment for acquisition of shared service centre		–	(6)
Investments in/ (disposal) of securities	21	(3,698)	72
Proceeds from disposal of fixed assets		2	2
Interest and dividend received	22	871	1,056
Cash flow from investing activities before exceptional items		(3,673)	(213)
Proceeds on sale of long term investments, net of taxes ( refer to note 24.2.22)		53	–
NET CASH USED IN INVESTING ACTIVITIES		(3,620)	(213)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		89	64
Dividends paid including residual dividend		(1,346)	(2,131)
Dividend tax paid		(228)	(363)
NET CASH USED IN FINANCING ACTIVITIES		(1,485)	(2,430)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(31)	76
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,068	2,758
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		10,993	8,235
Add: Opening balance of cash and cash equivalents arising on consolidation of controlled trusts		50	–
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	23	12,111	10,993
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24
Note: The schedules referred to above form an integral part of the consolidated Cash flow statement.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer and Director	Deepak M. Satwalekar Director

	Prof. Marti G. Subrahmanyam Director	Claude Smadja Director	Dr. Omkar Goswami Director	Rama Bijapurkar Director

	Sridar A. Iyengar Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director	K.V.Kamath Director

	K. Dinesh Director	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer

Bangalore April 13, 2010	Parvatheesam K. Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore, except as otherwise stated
Schedules to the Consolidated Balance Sheet as at March 31,		2010	2009
1	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (60,00,00,000) equity shares	300	300
	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	287	286
	57,38,25,192 (57,28,30,043) equity shares fully paid up
	Less: 28,33,600 shares held by Controlled Trusts	1	–
		286	286
	[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]
		286	286
	Forfeited shares amounted to Rs.1,500/- (Rs.1,500/-)
	* For details of options in respect of equity shares, refer to note 24.2.7
	Also refer to note 24.2.16 for details of basic and diluted shares
2	RESERVES AND SURPLUS
	Capital reserve	6	6
	Add: Transfer from Profit and Loss account	48	–
		54	6
	Foreign currency translation reserve	47	(7)
	Share premium account - As at April 1,	2,925	2,851
	Add: Share premium arising on consolidation of controlled trusts	4	–
	Receipts on exercise of employee stock options	88	64
	Income tax benefit arising from exercise of stock options	10	10
		3,027	2,925
	General reserve - As at April 1,	4,484	3,802
	Add: Transfer from Profit and Loss account	780	682
		5,264	4,484
	Balance in Profit and Loss account	14,324	10,560
	Add: Corpus of the controlled trusts	47	–
		14,371	10,560

		22,763	17,968

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

Schedules to the Consolidated Balance Sheet

3   FIXED ASSETS

in Rs. crore, except as otherwise stated
Particulars	Original cost				Depreciation and amortization				Net book value
	As at April 1, 2009	Additions/ Adjustments	Deletions/ Retirement/ Adjustments	As at March 31, 2010	As at April 1, 2009	For the year	Deletions/ Adjustments	As at March 31, 2010	As at March 31, 2010	As at
										March 31, 2009

Goodwill	689	227	–	916	–	–	–	–	916	689
Land: Free-hold	172	6	–	178	–	–	–	–	178	172
Leasehold	113	36	–	149	–	–	–	–	149	113
Buildings	2,913	387	–	3,300	535	210	–	745	2,555	2,378
Plant and machinery	1,183	213	133	1,263	521	259	132	648	615	662
Computer equipment	1,233	204	186	1,251	960	272	186	1,046	205	273
Furniture and fixtures	720	99	109	710	359	151	107	403	307	361
Leasehold improvements	54	2	1	55	28	12	3	37	18	26
Vehicles	4	1	–	5	1	1	–	2	3	3
Intellectual property right	12	–	–	12	12	–	–	12	–	–
	7,093	1,175	429	7,839	2,416	905	428	2,893	4,946	4,677
Previous year	5,439	1,999	345	7,093	1,986	761	331	2,416	4,677
Note: 1) Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.
 2) During the year ended March 31, 2010 and 2009, certain assets which were old and not in use having gross book value of Rs. 387 crore and Rs. 344 crore respectively (net book value nil) were retired.

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore, except as otherwise stated
Schedules to the Consolidated Balance Sheet as at March 31,		2010	2009
4	INVESTMENTS
	Long- term investments – at cost
	Trade (unquoted)
	Other investments	7	12
	Less: Provision made for investments	3	12
		4	–
	Current investments – at the lower of cost and fair value
	Non-trade (unquoted)
	Liquid mutual funds units *	2,518	–
	Certificates of deposit*	1,190
		3,708	–
		3,712	–
	Aggregate amount of unquoted investments	3,712	–
	* Includes accrued interest of Rs. 10 crore (Nil). Refer note 24.2.11
5	DEFERRED TAXES
	Deferred tax assets
	Fixed assets	217	129
	Sundry debtors	28	8
	Others	187	26
		432	163
	Deferred tax liabilities	232	37
	Branch profit tax	232	37
6	SUNDRY DEBTORS
	Debts outstanding for a period exceeding six months
	Unsecured
	Considered good	–	–
	Considered doubtful	81	40
	Other debts
	Unsecured
	Considered good*	3,494	3,672
	Considered doubtful	21	66
		3,596	3,778
	Less: Provision for doubtful debts	102	106
		3,494	3,672
	* Includes dues from companies where directors are interested	11	8
7	CASH AND BANK BALANCES
	Cash on hand	–	–
	Balances with scheduled banks **
	In current accounts *	175	124
	In deposit accounts	9,092	8,551
	Balances with non-scheduled banks **
	In deposit accounts	336	232
	In current accounts	953	788
		10,556	9,695
	*Includes balance in unclaimed dividend account (Refer note 24.2.21.a)	2	2
	*Includes balance held by controlled trusts (Refer note 24.2.21.b)	48	–
	**Refer to note 24.2.20 for details of balances with scheduled and non-scheduled banks
8	LOANS AND ADVANCES
	Unsecured, considered good
	Advances
	Prepaid expenses	39	35
	For supply of goods and rendering of services	19	15
	Advance to gratuity trust / provident fund trust	4	1
	Withholding and other taxes receivable	343	167
	Others	26	8
		431	226
	Unbilled revenues	841	750
	Advance income taxes	667	274
	MAT credit entitlement (refer to note 24.2.8)	42	284
	Interest accrued and not due	9	6
	Loans and advances to employees
	Housing and other loans	38	43
	Salary advances	73	74
	Electricity and other deposits	63	37
	Rental deposits	36	34
	Deposits with financial institutions (refer to note 24.2.9)*	1,892	1,551
	Mark-to-market gain on forward and options contracts	95	–
		4,187	3,279
	Unsecured, considered doubtful
	Loans and advances to employees	3	3
		4,190	3,282
	Less: Provision for doubtful loans and advances to employees	3	3
		4,187	3,279
	*Includes balance held by controlled trusts (Refer note 24.2.21.b)	21	–
9	CURRENT LIABILITIES
	Sundry creditors
	Goods and services	10	27
	Accrued salaries and benefits
	Salaries	55	71
	Bonus and incentives	594	472
	For other liabilities
	Provision for expenses	645	666
	Retention monies	72	55
	Withholding and other taxes payable	250	218
	Mark-to-market loss on forward and options contracts	–	114
	Payable for acquisition of business	68	3
	Gratuity obligation - unamortised amount	26	29
	Others	8	11
		1,728	1,666
	Advances received from clients	8	5
	Payable by controlled trusts	74	–
	Unearned revenue	531	331
	Unclaimed dividend*	2	2
		2,343	2,004
	*Refer to note 24.2.21.a
10	PROVISIONS
	Proposed dividend	861	773
	Provision for
	Tax on dividend	143	131
	Income taxes*	724	581
	Unavailed leave	302	291
	Post-sales client support and warranties #	82	92
		2,112	1,868
	* Refer to note 24.2.8
	# Refer to note 24.2.17

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore, except as otherwise stated
Schedules to Consolidated Profit and Loss account for the		Year ended March 31,
		2010	2009
11	SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES
	Salaries and bonus including overseas staff expenses	10,139	9,650
	Overseas group health insurance	146	142
	Contribution to provident and other funds	281	245
	Staff welfare	44	72
	Overseas travel expenses	488	609
	Technical sub-contractors	372	396
	Software packages
	For own use	336	320
	For service delivery to clients	17	41
	Communication expenses	83	94
	Rent	73	71
	Computer maintenance	29	25
	Consumables	25	22
	Provision for post-sales client support and warranties	(2)	39
	Miscellaneous expenses	40	39
		12,071	11,765
12	SELLING AND MARKETING EXPENSES

	Salaries and bonus including overseas staff expenses	922	819
	Overseas group health insurance	6	6
	Contribution to provident and other funds	4	3
	Staff welfare	2	4
	Overseas travel expenses	99	110
	Traveling and conveyance	7	5
	Brand building	57	62
	Commission charges	16	11
	Professional charges	23	22
	Rent	15	16
	Marketing expenses	15	20
	Telephone charges	11	14
	Printing and stationery	1	1
	Advertisements	–	2
	Sales promotion	1	2
	Communication expenses	3	4
	Miscellaneous expenses	2	3
		1,184	1,104
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	515	444
	Overseas group health insurance	5	3
	Contribution to provident and other funds	21	17
	Staff welfare	–	–
	Overseas travel expenses	23	29
	Traveling and conveyance	75	92
	Telephone charges	128	160
	Professional charges	255	237
	Power and fuel	145	147
	Office maintenance	165	168
	Guesthouse maintenance	4	5
	Insurance charges	31	26
	Printing and stationery	11	12
	Rates and taxes	31	34
	Donations	44	21
	Rent	37	27
	Advertisements	3	4
	Professional membership and seminar participation fees	9	10
	Repairs to building	34	33
	Repairs to plant and machinery	32	22
	Postage and courier	12	11
	Books and periodicals	4	3
	Recruitment and training	2	6
	Provision for bad and doubtful debts	–	75
	Provision for doubtful loans and advances	1	1
	Commission to non-whole time directors	6	6
	Auditor’s remuneration
	Statutory audit fees	2	2
	Bank charges and commission	2	3
	Freight charges	1	1
	Research grants	23	20
	Miscellaneous expenses	5	10
		1,626	1,629
14	OTHER INCOME, NET
	Interest received on deposits with banks and others*	775	871
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	106	5
	Miscellaneous income, net (refer to note 24.2.10)	23	38
	Gains/ (losses) on foreign currency	30	(439)
		934	475
	*includes tax deducted at source	97	184
15	PROVISION FOR TAXATION
	Income taxes*	2,059	1,035
	MAT credit entitlement	(307)	(109)
	Deferred taxes	(71)	(7)
		1,681	919
	* Refer to note 24.2.8

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore, except as otherwise stated
Schedules to Consolidated Cash Flow statement for the year ended March 31,		2010	2009
16	CHANGE IN SUNDRY DEBTORS
	As per the Balance Sheet	3,494	3,672
	Less: Opening balance considered	3,672	3,297
	Sundry debtors pertaining to acquired business	16	–
		(194)	375
17	CHANGE IN LOANS AND ADVANCES
	As per the Balance Sheet*	4,187	3,279
	Less: Gratuity obligation - unamortised amount relating to plan amendment **	26	29
	Deposits with financial institutions, included in cash and cash equivalents ***	1,555	1,298
	MAT credit entitlement	42	284
	Advance income taxes	667	274
	Interest accrued and not due	9	6
		1,888	1,388
	Less: Opening balance considered	1,388	874
	Opening balance of loans and advances pertaining to controlled trusts and acquired business	62	–
		438	514
	* Net of gratuity transitional liability
	**Refer to note 24.2.18
	*** Excludes restricted deposits held with LIC of Rs. 337 crore (Rs. 253 crore) for funding employee related obligations

18	CHANGE IN CURRENT LIABILITIES AND PROVISIONS

	As per the Balance Sheet	4,455	3,872
	Less: Unclaimed dividend	2	2
	Gratuity obligation - unamortised amount relating to plan amendment	26	29
	Payable for acquisition of subsidiary	68	3
	Provisions considered separately in cash flow statement
	Dividends	861	773
	Tax on dividend	143	131
	Income taxes	724	581
		2,631	2,353
	Less: Opening balance considered	2,353	1,924
	Opening Balance of current liabilities and provisions pertaining to controlled trusts and acquired business	74	–
		204	429
19	INCOME TAXES PAID

	Charge as per the Profit and Loss Account	1,681	919
	Add: Increase / (Decrease) in advance income taxes	393	56
	Increase / (Decrease) in deferred taxes	74	7
	Increase / (Decrease) in MAT credit entitlement	(242)	109
	Less: (Increase) / Decrease in income tax provision	143	179
	Income tax benefits arising from exercise of stock options	10	10
		1,753	902
20	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	Additions as per Balance Sheet*	943	1,974
	Less: Opening capital work-in-progress	677	1,324
	Add: Closing capital work-in-progress	409	677
		675	1,327
	*Excludes goodwill of Rs.227 crore and net fixed assets of Rs.5 crore pertaining to acquired business
	Excludes effect of exchange rate fluctuations of Rs. 25 crore, as at March 31, 2009.
21	INVESTMENTS IN / (DISPOSAL OF) SECURITIES *
	As per the Balance Sheet	3,708	–
	Less: Closing balance of interest accrued on certificates of deposit	10	–
	Less: Opening balance considered	–	72
		3,698	(72)
	* Refer to note 24.2.11 for details of investments and redemptions
22	INTEREST AND DIVIDEND RECEIVED
	Interest and dividend income as per profit and loss account	881	876
	Add: Opening interest accrued but not due	6	186
	Less: Closing interest accrued but not due *	6	6
	Less: Closing balance of interest accrued on certificates of deposit	10	–
		871	1,056
	* Excludes Rs. 3 crore pertaining to controlled trusts
23	CASH AND CASH EQUIVALENTS AT THE END
	As per the Balance Sheet	10,556	9,695
	Add: Deposits with financial institutions (excluding interest accrued and not due)*	1,555	1,298
		12,111	10,993
	* Excludes restricted deposits held with LIC of Rs. 337 crore (Rs. 253 crore) for funding employee related obligations

Schedules to the Consolidated Financial Statements for the year ended March 31, 2010

24. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Infosys BPO Limited ("Infosys BPO") and wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China"), Infosys Consulting, Inc.("Infosys Consulting"), Infosys Technologies S. De R.L. de C.V. ("Infosys Mexico"), Infosys Technologies (Sweden) AB ("Infosys Sweden"), Infosys Tecnologia Do Brasil LTDA ("Infosys Brasil") and Infosys Public Services, Inc, USA ("Infosys Public Servies") and controlled trusts is a leading global technology services corporation. The group of companies ("the Group") provides end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance. The Group provides solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry, business consulting and business process management services.

24.1. Significant accounting policies

24.1.1. Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair value. GAAP comprises mandatory accounting standards prescribed by the Companies (Accounting Standards) Rules, 2006 and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the Accounting Standard (AS) 21, “Consolidated Financial Statements” . The financial statements of Infosys - the parent company, Infosys BPO, Infosys China, Infosys Australia, Infosys Mexico, Infosys Consulting, Infosys Sweden, Infosys Brasil, Infosys Public Services and controlled trusts have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain/loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company.

24.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires the management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage-of-completion which requires the Group to estimate the efforts expended to date as a proportion of the total efforts to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the consolidated financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognised wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset’s net selling price and value in use which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset other than goodwill is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in previous years.

24.1.3. Revenue recognition

Revenue is primarily derived from software development and related services, licensing of software products and business process management. Arrangements with customers are either on a fixed price, fixed timeframe or on a time and material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage-of-completion. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage of completion. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Group recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Group presents revenues net of value-added taxes in its consolidated profit and loss account.

Profit on sale of investments is recorded on transfer of title from the Group and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Group’s right to receive dividend is established.

24.1.4. Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

24.1.4.a. Post-sales client support and warranties

The Group provides its clients with a fixed-period warranty for corrections of errors and call support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales The Group estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

24.1.4.b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

24.1.5. Fixed assets, including goodwill, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairments, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment. Goodwill comprises the excess of purchase consideration over the fair value of the net assets of the acquired enterprise. Goodwill arising on consolidation or acquisition is not amortized but is tested for impairment.

24.1.6. Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased/sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Group for its use. Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Depreciation methods, useful lives and residual values are reviewed at each reporting date.

24.1.7. Retirement benefits to employees

24.1.7.a. Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan ("the Gratuity Plan") covering eligible employees of the company and Infosys BPO. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust ("the Trust"). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific instruments, as permitted by the law. The Group recognizes the net obligation of the Gratuity plan in the consolidated Balance Sheet as an asset or liability, respectively in accordance with AS 15, “Employee Benefits”. The Group's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the consolidated profit and loss account in the period in which they arise.

24.1.7.b. Superannuation

Certain employees of Infosys are also participants in the superannuation plan (“the Plan”) which is a defined contribution plan. Until March 2005, the Company made contributions under the Plan to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The Company had no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO and Infosys Australia were also eligible for superannuation benefit. Infosys BPO and Infosys Australia made monthly provisions under the superannuation plan based on a specified percentage of each covered employee's salary. Infosys BPO had no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Effective April 1, 2005, a portion of the monthly contribution amount is paid directly to the employees as an allowance and the balance amount is contributed to the Infosys Superannuation Trust.

24.1.7.c. Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Infosys BPO has no further obligations under the provident fund plan beyond its monthly contributions.

24.1.7.d. Compensated absences

The employees of the Group are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

24.1.8. Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

24.1.9. Foreign currency transactions

Foreign currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the profit or loss account. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

The functional currency of Infosys and Infosys BPO is the Indian Rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico, Infosys Sweden, Infosys Brasil and Infosys Public Services are their respective local currencies. The translation of financial statements of the foreign subsidiaries from the local currency to the functional currency of the Company is performed for Balance Sheet accounts using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods and the resulting difference is presented as foreign currency translation reserve included in “Reserves and Surplus”. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to profit or loss.

24.1.10. Forward contracts and options in foreign currencies

The Group uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Group and the Group does not use those for trading or speculation purposes.

Effective April 1, 2008, the Group adopted AS 30, “Financial Instruments : Recognition and Measurement”, to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions is recognized in the profit or loss account. The Group records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the consolidated Profit and Loss account of that period. To designate a forward or options contract as an effective hedge, management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the consolidated Profit and Loss account. Currently, the hedges undertaken by the Group are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the consolidated Profit and Loss account at each reporting date.

24.1.11. Income taxes

Income taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. MAT paid in accordance to the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the consolidated Balance Sheet if there is convincing evidence that the Group will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Group offsets, on a year-on-year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets, in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to the consolidated Profit and Loss account are credited to the share premium account.

24.1.12. Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the consolidated financial statements by the Board of Directors.

24.1.13. Investments

Trade investments are the investments made to enhance the Group's business interests. Investments are either classified as current or long-term based on Management's intention at the time of purchase. Current investments are carried at lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

24.1.14. Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Group considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

24.1.15. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated.

24.1.16. Leases

Lease under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in the profit and loss account over the lease term.

24.1.17. Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to depreciable fixed assets are treated as deferred income and are recognized in the profit and loss statement on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the profit and loss statement over the periods necessary to match them with the related costs which they are intended to compensate.

24.2. Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in note 24.3. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period / year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

24.2.1. Aggregate expenses

The aggregate amounts incurred on expenses are as follows:
in Rs. crore
	Year ended March 31,
	2010	2009
Salaries and bonus including overseas staff expenses	11,576	10,913
Overseas group health Insurance	157	151
Contribution to provident and other funds	306	265
Staff welfare	46	76
Overseas travel expenses	610	748
Traveling and conveyance	82	97
Technical sub-contractors	372	396
Software packages
For own use	336	320
For service delivery to clients	17	41
Professional charges	278	259
Telephone charges	139	174
Communication expenses	86	98
Power and fuel	145	147
Office maintenance	165	168
Guesthouse maintenance	4	5
Rent	125	114
Brand building	57	62
Commission charges	16	11
Insurance charges	31	26
Printing and stationery	12	13
Computer maintenance	29	25
Consumables	25	22
Rates and taxes	31	34
Advertisements	3	6
Donations	44	21
Marketing expenses	15	20
Professional membership and seminar participation fees	9	10
Repairs to building	34	33
Repairs to plant and machinery	32	22
Postage and courier	12	11
Provision for post-sales client support and warranties	(2)	39
Books and periodicals	4	3
Recruitment and training	2	6
Provision for bad and doubtful debts	-	75
Provision for doubtful loans and advances	1	1
Commission to non-whole time directors	6	6
Sales promotion expenses	1	2
Auditor’s remuneration
Statutory audit fees	2	2
Bank charges and commission	2	3
Freight charges	1	1
Research grants	23	20
Miscellaneous expenses	47	52
	14,881	14,498

24.2.2. Capital commitments and contingent liabilities

in Rs. crore
Particulars	As at March 31,
	2010		2009
Estimated amount of unexecuted capital contracts
(net of advances and deposits)		301		372
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		18		17
Claims against the Company, not acknowledged as debts*
[Net of amount paid to statutory authorities of Rs. 241 crore (Rs. 200 crore)]		28		4

	in million	in Rs. crore	in million	in Rs. crore
Forward contracts outstanding
In USD	267	1,199	278	1,407
In Euro	22	130	27	179
In GBP	11	71	21	149
In AUD	3	12	-	-
Options contracts outstanding
In USD	200	898	173	877
* Claims against the Company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of Rs. 214 crore (Rs. 197 crore), including interest of Rs. 39 crore (Rs. 43 crore) upon completion of their tax review for fiscal 2005 and fiscal 2006. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The matter for fiscal 2005 and 2006 is pending before the Commissioner of Income tax (Appeals) Bangalore.

The Company is contesting the demands and the Management, including its tax advisors, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

24.2.3. Obligations on long-term, non-cancelable operating leases

The lease rentals charged for the ended March 31, 2010 and March 31, 2009 and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:-

in Rs. crore
Particulars	Year ended March 31,
	2010	2009
Lease rentals recognized during the period	125	114

in Rs. crore
Lease obligations payable	As at March 31,
	2010	2009
Within one year of the balance sheet date	84	80
Due in a period between one year and five years	249	223
Due after five years	62	72
The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises. Some of these lease agreements have price escalation clause.

24.2.4. Related party transactions

During the year ended March 31, 2010, an amount of Rs. 35 crore (Rs. 20 crore for the year ended March 31, 2009) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees.
Related parties include Infosys Science Foundation and Infosys Technologies Limited Employees' Welfare Trust which are controlled trusts.

24.2.5. Transactions with key management personnel

Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2010 and March 31, 2009 have been detailed in Schedule 24.4

24.2.6. Research and development expenditure
in Rs. crore
Particulars	Year ended March 31,
	2010	2009
Capital	3	31
Revenue	435	237

24.2.7. Stock option plans

The Company has two Stock Option Plans that are currently operational.

1998 Stock Option Plan (“the 1998 Plan”)

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A Compensation Committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The Compensation Committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the year ended March 31, 2010 and March 31, 2009 are set out below.

	Year ended March 31,
	2010	2009
The 1998 Plan :
Options outstanding, beginning of year	9,16,759	15,30,447
Less: Exercised	6,14,071	4,55,586
Forfeited	60,424	1,58,102
Options outstanding, end of year	2,42,264	9,16,759
The 1999 Plan :
Options outstanding, beginning of year	9,25,806	14,94,693
Less: Exercised	3,81,078	3,78,699
Forfeited	3,40,264	1,90,188
Options outstanding, end of year	2,04,464	9,25,806

The weighted average share price of options exercised under the 1998 Plan during the year ended March 31, 2010 and March 31, 2009 was Rs. 2,266 and Rs. 1,683, respectively. The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2010 and March 31, 2009 was Rs. 2,221 and Rs. 1,566, respectively.

The following tables summarize information about the 1998 and 1999 share options outstanding as of March 31, 2010 and March 31, 2009:

Range of exercise prices per share (Rs.)	Year ended March 31, 2010
	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
The 1998 Plan:
300-700	1,74,404	0.94	551
701-1,400	67,860	1.27	773
	2,42,264	1.03	613
The 1999 Plan:
300-700	1,52,171	0.91	439
701-1,400	-	-	-
1,401-2,500	52,293	1.44	2,121
	2,04,464	1.05	869

Range of exercise prices per share (Rs.)	Year ended March 31, 2009
	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
The 1998 Plan:
300-700	3,37,790	1.46	567
701-1,400	4,93,048	1.56	980
1,401-2,100	76,641	0.46	1,693
2,101-2,800	6,880	0.13	2,453
2,801-4,200	2,400	0.02	2,899
	9,16,759	1.41	904
The 1999 Plan:
300-700	3,00,976	1.55	429
701-1,400	2,23,102	0.60	802
1,401-2,500	4,01,728	1.06	2,121
	9,25,806	1.11	1,253

The aggregate options considered for dilution are set out in note 24.2.16

Proforma Accounting for Stock Option Grants

Guidance note on "Accounting for employee share based payments" issued by Institute of Chartered Accountants of India establishes financial accounting and reporting principles for employee share based payment plans. The guidance note applies to employee share based payment plans, the grant date in respect of which falls on or after April 1, 2005.

As allowed by the guidance note, Infosys has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of the guidance note "Accounting for employee share based payments". Had the compensation cost for Infosys's stock-based compensation plan been determined in a manner consistent with the fair value approach described in guidance note, the Company's net profit and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated :

Particulars	Year ended March 31,
	2010	2009
Net Profit after tax, exceptional items and minority interest
As Reported	6,266	5,988
Less: Stock-based employee compensation expense	1	7
Adjusted Proforma	6,265	5,981

Basic Earnings per share as reported	109.84	104.60
Proforma Basic Earnings per share	109.83	104.47
Diluted Earnings per share as reported	109.72	104.43
Proforma Diluted Earnings per share	109.71	104.30

24.2.8. Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks ("STPs") and Special Economic Zones ("SEZs"). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions. For Fiscal 2008 and 2009, the company had calculated its tax liability under Minimum Alternate Tax (MAT). The MAT credit can be carried forward and set off against the future tax payable. In the current year, the company has calculated its tax liability under normal provisions of the Income Tax Act and utilised the brought forward MAT Credit.

During the year ended March 31, 2010, the company has provided for branch profit tax of Rs. 232 crore for its overseas branches, as the company estimates that these branch profits would be distributed in the foreseeable future. Further, the tax provision for the year ended March 31, 2010, includes a net tax reversal of Rs. 316 crore relating to SEZ units, for provisions no longer required.

24.2.9. Loans and advances
in Rs. crore
	As at March 31,
Particulars	2010	2009
Deposits with financial institutions:
HDFC Limited*	1,551	1,298
Sundaram BNP Paribas Home Finance Limited	4	-
Life Insurance Corporation of India	337	253
	1,892	1,551
* Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with Life Insurance Corporation of India represents amount deposited to settle employee-related obligations as and when they arise during the normal course of business. (Refer to note 24.2.21.b.)

24.2.10. Fixed assets

Profit / loss on disposal of fixed assets during the year ended March 31, 2010 was Rs. 2 crore. For the year ended March 31, 2009 is less than Rs.1 crore and accordingly disclosed in note 24.3.

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land - leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the Company has possession certificate for which sale deeds are yet to be executed as at March 31, 2010.

24.2.11. Details of investments

Details of investments in and disposal of securities for the year ended March 31, 2010 and March 31, 2009:
in Rs. Crore
Particulars	Year ended March 31,
	2010	2009
Investment in securities
Long-term investments*	-	2
Certificates of deposit	1,180	193
Liquid mutual fund units	9,901	866
	11,081	1,061
Redemption / Disposal of Investment in securities
Long-term investments	5	-
Liquid mutual fund units	7,383	939
Certificates of deposit #	-	200
	7,388	1,139
Net movement in investment	3,693	(78)
* During the year ended March 31, 2009, Infosys received 2,420 shares of Mera Sport Technologies Private Limited valued at Rs.2 crore in lieu of provision of usage rights to the software developed by Infosys. The investment was fully provided for during the year ended March 31, 2009 based on diminution other than temporary.
# Represents redemption value inclusive of Rs. 7 crore interest

24.2.12. Holding of Infosys in its subsidiaries

Name of the subsidiary	Country of	As at March 31,
	incorporation	2010	2009
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys BPO s.r.o.*	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o *	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited *	Thailand	99.98%	99.98%
Mainstream Software Pty Limited**	Australia	100%	100%
Infosys Sweden ***	Sweden	100%	-
Infosys Brasil ****	Brazil	100%	-
Infosys Consulting *****	USA	100%	100%
Infosys Mexico #	Mexico	100%	100%
Infosys Consulting India Limited ##	India	100%	-
Infosys Public Services, Inc. ###	USA	100%	-
McCamish Systems LLC ####	USA	99.98%	-

*	Infosys BPO s.r.o, Infosys BPO (Poland) Sp Z.o.o and Infosys BPO (Thailand) Limited are wholly owned subsidiaries of Infosys BPO.
**	Mainstream Software Pty. Limited is a wholly owned subsidiary of Infosys Australia.
***	During the year ended March 31, 2009, the Company incorporated wholly-owned subsidiary, Infosys Technologies (Sweden) AB, which was capitalised on July 8, 2009.
****	On August 7, 2009 the Company incorporated wholly-owned subsidiary, Infosys Tecnologia DO Brasil LTDA. Additionally during the quarter ended March 31, 2010 the Company invested Rs. 11 crore (BRL 4 million) in the subsidiary. As of March 31,2010 the company has invested an aggregate of Rs. 28 crore (BRL 11 million) in the subsidiary.
*****	During the year ended March 31, 2010 the Company made an additional investment of Rs. 50 crore (USD 10 million) in Infosys Consulting, which is a wholly owned subsidiary. As of March 31, 2010 and March 31, 2009, the Company has invested an aggregate of Rs. 243 crore (USD 55 million) and Rs.193 crore (USD 45 million), respectively in the subsidiary.
#	During the year ended March 31, 2010 the Company made an additional investment of Rs 18 crore (Mexican Peso 50 million) in Infosys Mexico, which is a wholly owned subsidiary. As of March 31, 2010 and March 31, 2009 the Company has invested an aggregate of Rs. 40 crore (Mexican Peso 110 million) and Rs. 22 crore (Mexican Peso 60 million), respectively in the subsidiary.
##	On August 19, 2009 Infosys Consulting incorporated wholly-owned subsidiary, Infosys Consulting India Limited. As of March 31, 2010 Infosys Consulting has invested Rs. 1 crore in the subsidiary.
###	On October 9, 2009 the Company incorporated wholly-owned subsidiary, Infosys Public Services, Inc. As of March 31, 2010 the company has invested Rs. 24 crore (USD 5 million) in the subsidiary.
####	On December 4, 2009, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of Rs. 173 crore and a contingent consideration of Rs. 67 crore. The acquisition was completed during the year and accounted as a business combination which resulted in goodwill of Rs. 227 crore.

24.2.13. Provision for doubtful debts

Periodically, the Group evaluates all customer dues to the Group for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could effect the customer’s ability to settle. The Group normally provides for debtor dues outstanding for 180 days or longer as at the Balance Sheet date. As at March 31, 2010, the Group has provided for doubtful debts of Rs. 21 crore (Rs. 66 crore as at March 31, 2009) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The Group pursues the recovery of the dues, in part or full.

24.2.14. Segment reporting

The Group’s operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments are categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Year ended March 31, 2010 and March 31, 2009:
in Rs. crore
Particulars	Financial Services	Manufacturing	Telecom	Retail	Others	Total
Revenues	7,731	4,506	3,661	3,035	3,809	22,742
	7,358	4,289	3,906	2,728	3,412	21,693
Identifiable operating expenses	3,068	1,993	1,284	1,243	1,544	9,132
	3,042	1,830	1,431	1,120	1,347	8,770
Allocated expenses	1,953	1,139	926	767	964	5,749
	1,942	1,133	1,033	720	900	5,728
Segmental operating income	2,710	1,374	1,451	1,025	1,301	7,861
	2,374	1,326	1,442	888	1,165	7,195
Unallocable expenses						905
						761
Operating income						6,956
						6,434
Other income/(expense), net						934
						475
Provision for investments						(9)
						2
Net profit before taxes and exceptional item						7,899
						6,907
Income taxes						1,681
						919
Net profit after taxes before exceptional item						6,218
						5,988
Income on sale of investments, net of taxes						48
						-
Net profit after taxes and exceptional item						6,266
						5,988

Geographic segments

Year ended March 31, 2010 and March 31, 2009:

in Rs. crore
Particulars	North America	Europe	India	Rest of the World	Total
Revenues	14,972	5,237	270	2,263	22,742
	13,736	5,705	284	1,968	21,693
Identifiable operating expenses	6,067	2,093	80	892	9,132
	5,716	2,284	62	708	8,770
Allocated expenses	3,784	1,325	68	572	5,749
	3,624	1,507	76	521	5,728
Segmental operating income	5,121	1,819	122	799	7,861
	4,396	1,914	146	739	7,195
Unallocable expenses					905
					761
Operating income					6,956
					6,434
Other income (expense), net					934
					475
Provision on investments					(9)
					2
Net profit before taxes and exceptional item					7,899
					6,907
Income taxes					1,681
					919
Net profit after taxes before exceptional item					6,218
					5,988
Income on sale of investments, net of taxes					48
					-
Net profit after taxes and exceptional item					6,266
					5,988

24.2.15. Dividends remitted in foreign currencies

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted :
in Rs. crore
Particulars	Number of shares to which the dividends relate	Year ended March 31,
		2010	2009
Interim dividend for fiscal 2010	10,70,15,201	107	-
Interim dividend for fiscal 2009	10,97,63,357	-	110
Final dividend for fiscal 2009	10,73,97,313	145	-
Final dividend for fiscal 2008	10,95,11,049	-	79
Special dividend for fiscal 2008	10,95,11,049	-	219

24.2.16. Reconciliation of basic and diluted shares used in computing earnings per share

	Year ended March 31,
	2010	2009
Number of shares considered as basic weighted average shares outstanding *	57,04,75,923	57,24,90,211
Add: Effect of dilutive issues of shares/stock options	6,40,108	9,72,970
Number of shares considered as weighted average shares and potential shares outstanding	57,11,16,031	57,34,63,181
* Excludes shares held by controlled trusts

24.2.17. Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows :
in Rs. crore
	Year ended March 31,
	2010	2009
Balance at the beginning	92	53
Provision recognized/(reversed)	(2)	39
Provision utilized	(8)	-
Balance at the end	82	92

Provision for post-sales client support is expected to be utilized over a period of 6 months to 1 year.

24.2.18. Gratuity Plan

The following table set out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :
	in Rs. crore
	As at March 31,
	2010	2009	2008	2007
Obligations at year beginning	267	224	225	183
Service cost	80	51	50	45
Interest cost	19	16	17	14
Actuarial loss / (gain)	(5)	1	(8)	(1)
Benefits paid	(36)	(25)	(23)	(16)
Amendment in benefit plan	-	-	(37)	-
Obligations at year end	325	267	224	225

Defined benefit obligation liability as at the Balance Sheet is fully funded by the Group.
Change in plan assets
Plans assets at year beginning, at fair value	268	236	225	170
Expected return on plan assets	25	17	18	16
Actuarial gain	1	5	2	3
Contributions	69	35	14	54
Benefits paid	(36)	(25)	(23)	(18)
Plans assets at year end, at fair value	327	268	236	225

Reconciliation of present value of the obligation and the fair value of the plan assets :
Fair value of plan assets at the end of the period	327	268	236	225
Present value of the defined benefit obligations at the end of the year	325	267	224	225
Asset recognized in the Balance Sheet	2	1	12	-
Assumptions
Interest rate	7.82%	7.01%	7.92%	7.99%
Estimated rate of return on plan assets	9.00%	7.01%	7.92%	7.99%
Weighted expected rate of salary increase	7.27%	5.10%	5.10%	5.10%

in Rs. Crore
	Year ended March 31,
	2010	2009
Gratuity cost for the year
Service cost	80	51
Interest cost	19	16
Expected return on plan assets	(25)	(17)
Actuarial gain	(5)	(4)
Plan amendment amortization	(4)	(4)
Net gratuity cost	65	42
Actual return on plan assets	26	22

Gratuity cost, as disclosed above, is included under salaries and bonus and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

As of March 31, 2010 and March 31, 2009, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs.37 crore, which is being amortised on a straight line basis to the net Profit and Loss account over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2010 and March 31, 2009 amounted to Rs. 26 crore and Rs. 29 crore, respectively and is disclosed under "Current Liabilities".

The group expects to contribute approximately Rs. 61 crore to the gratuity trusts during fiscal 2011.

24.2.19.a. Provident Fund

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company’s actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the Company is unable to exhibit the related information.

The Company contributed Rs. 171 crore and Rs. 153 crore to the Provident Fund during the year ended March 31, 2010 and March 31, 2009 respectively.

24.2.19.b. Superannuation

The Company contributed Rs. 91 crore and Rs. 80 crore to the Superannuation Trust during the year ended March 31, 2010 and March 31, 2009 respectively.

24.2.20. Cash and bank balances

Details of balances as on Balance Sheet dates with scheduled banks :

in Rs. crore
Balances with scheduled banks in India	As at March 31,
	2010	2009
In current account
Citibank-Unclaimed dividend account	-	1
Citibank N.A., India	2	-
Deustche Bank	13	13
Deustche Bank-EEFC (Euro account)	3	27
Deustche Bank-EEFC (Swiss Franc account)	-	3
Deutsche Bank-EEFC (United Kingdom Pound Sterling account)	1	-
Deustche Bank-EEFC (U.S. dollar account)	8	12
HDFC Bank-Unclaimed dividend account	1	-
ICICI Bank	133	18
ICICI Bank-EEFC (Euro account)	1	1
ICICI Bank-EEFC (United Kingdom Pound Sterling account)	2	6
ICICI Bank-EEFC (U.S. dollar account)	10	42
ICICI bank-Unclaimed dividend account	1	1
	175	124
In deposit account
Andhra Bank	99	80
Allahabad Bank	150	-
Bank of India	881	-
Bank of Baroda	299	829
Bank of Maharashtra	500	537
Barclays Bank	100	140
Canara Bank	963	794
Central Bank of India	100	-
Corporation Bank	276	343
DBS Bank	49	25
HSBC Bank	483	283
ICICI Bank	1,435	560
IDBI Bank	909	550
ING Vysya Bank	25	53
Indian Overseas Bank	140	-
Jammu and Kashmir Bank	10	-
Kotak Mahindra Bank	61	-
Oriental Bank of Commerce	100	-
Punjab National Bank	994	480
Standard Chartered Bank	-	38
State Bank of Hyderabad	233	200
State Bank of India	126	2,109
State Bank of Mysore	496	500
Syndicate Bank	475	500
The Bank of Nova Scotia	-	350
Union Bank of India	93	85
Vijaya Bank	95	95
	9,092	8,551

Details of balances as on Balance Sheet dates with non-scheduled banks :
in Rs. crore
Balances with non-scheduled banks	As at March 31,
	2010	2009
In current account
ABN Amro Bank, China	33	6
ABN Amro Bank, China (U.S. dollar account)	14	14
ABN Amro Bank, Taiwan	2	1
Bank of America, Mexico	18	2
Bank of America, USA	686	587
Banamex, Mexico	2	-
China Merchants Bank , China	1	-
Citibank NA, Australia	25	33
Citibank NA, Brazil	9	-
Citibank NA, Czech Republic (Euro account)	-	3
Citibank NA, Czech Republic (U.S. dollar account)	2	4
Citibank NA, New Zealand	1	-
Citibank NA, Japan	2	2
Citibank NA, Singapore	-	7
Citibank NA, Thailand	1	1
Deutsche Bank, Belgium	18	6
Deutsche Bank, France	1	1
Deutsche Bank, Germany	12	5
Deutsche Bank, Moscow (U.S.dollar account)	1	-
Deutsche Bank, Netherlands	7	1
Deustche Bank, Philiphines	-	1
Deustche Bank, Philiphines (U.S. dollar account)	3	1
Deutsche Bank, Poland	2	-
Deustche Bank, Poland (Euro account)	1	-
Deutsche Bank, Spain	1	1
Deustche Bank, Thailand	3	2
Deustche Bank, Thailand (U.S dollar account)	1	-
Deutsche Bank, UK	29	58
Deutsche Bank, Singapore	1	-
Deutsche Bank, Switzerland	10	-
Deutsche Bank, Switzerland (U.S. dollar account)	1	-
HSBC Bank, UK	2	8
ICICI Bank, UK	1	-
National Australia Bank Limited, Australia	21	30
National Australia Bank Limited, Australia (U.S. dollar account)	14	7
Nordbanken, Sweden	1	-
Royal Bank of Canada, Canada	20	6
The Bank of Tokyo-Mitsubishi UFJ Ltd., Japan	-	1
Wachovia Bank, USA	7	-
	953	788
In deposit accounts
Citibank N.A., Czech Republic	9	4
Citibank, Euro	3	-
Citibank, USD	4	-
Deutsche Bank , Poland	8	-
National Australia Bank Limited, Australia	312	228
	336	232
Total Cash and bank balances as per balance sheet	10,556	9,695

24.2.21. Cash flow statement

24.2.21.a. Unclaimed dividend

The balance of cash and cash equivalents includes Rs. 2 crore as at March 31, 2010 (Rs. 2 crore as at March 31, 2009) set aside for payment of dividends.

24.2.21.b. Balances held by controlled trusts

The balance of cash and cash equivalents includes Rs. 69 crore as at March 31, 2010 held by controlled trusts.

24.2.21.c. Restricted cash

Deposits with financial institutions as at March 31, 2010 include Rs. 337 crore (Rs. 253 crore as at March 31, 2009) deposited with Life Insurance Corporation of India to settle employee related obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

24.2.22 Exceptional item

During the year ended March 31, 2010 the company sold 32,31,151 shares of On Mobile Systems Inc, USA (OMSI) at a price of Rs. 166.58 per share amounting to a total consideration of Rs. 53 crore, net of taxes and transaction costs. The resultant income of Rs. 48 crore has been appropriated to capital reserve.

24.3. Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs (DCA) earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given as follows :

Balance Sheet Items
in Rs. crore
Schedule	Description	As at March 31,
		2010	2009
Balance Sheet
3	Fixed assets
	Deductions/retirements
	Leasehold improvements	-	0.04
	Vehicles	0.04	0.23
	Buildings	0.04	-
	Depreciation on assets sold during the period
	Vehicles	-	0.05

7	Cash on hand	0.09	0.07
	Scheduled banks-Current Accounts
	Citi Bank - Unclaimed dividend accounts	0.49	0.58
	Citibank N.A.	2.29	0.12
	Citibank - EEFC account in U.S. dollar	0.22	-
	State Bank of India	0.04	0.01
	Deutsche Bank-EEFC account in Swiss Franc, India	0.33	3.35
	Deutsche Bank-EEFC account in United Kingdom Pound Sterling, India	0.51	0.33
	HDFC Bank - Unclaimed dividend accounts	0.84	0.46

	Non-scheduled banks-Current Account
	ABN Amro Bank, Denmark	0.21	0.06
	Banamex, Mexico	2.00	0.02
	Bank of Baroda, Mauritius	0.02	0.06
	China Merchants Bank, China	0.62	0.17
	Citibank N.A., Czech Republic	0.35	0.29
	Citibank N.A., Czech Republic Euro account	0.13	3.34
	Citibank N.A., Poland	-	0.01
	Deustche Bank, Moscow	0.34	-
	Deutsche Bank, Philiphines	0.39	0.56
	Deustche Bank, Poland	2.37	0.21
	Deustche Bank, Poland Euro account	0.74	0.12
	Deutsche Bank,Zurich, Switzerland	9.72	0.22
	ICICI Bank, UK	1.07	0.09
	Nordbanken, Sweden	0.73	0.11
	PNC Bank, USA	0.02	0.03
	Shanghai Pudong Development Bank, China	-	0.01
	Standard Chartered Bank , UAE	0.09	-
	Svenska Handelsbanken, Sweden	0.01	-
	The Bank of Tokyo - Mitsubishi UFJ, Ltd.,Japan	0.16	0.59

Profit & Loss Items
in Rs. crore
Schedule	Description	Year ended March 31,
		2010	2009

Profit and Loss
	Minority Interest	0.06	0.02
	Residual dividend paid	0.25	-
	Additional dividend tax	0.04	-

12	Selling and Marketing expenses
	Office maintenance	0.31	0.40
	Consumables	0.07	0.17
	Software for own use	-	0.04
	Insurance charges	0.31	0.33
	Advertisements	0.01	1.77
	Repairs to plant and machinery	-	0.07
	Computer Maintenance	0.02	-
	Rates and Taxes	0.10	0.01

13	General and Administrative expenses
	Auditor’s remuneration :
	Out-of-pocket expenses	0.04	0.04
	Certification charges	0.05	0.05
	Others	0.01	-

24.2.1	Aggregate expenses
	Provision for doubtful loans and advances	0.01	1.49
	Auditor’s remuneration :
	Certification charges	0.05	0.05
	Out-of-pocket expenses	0.04	0.04
	Others	0.01	-
24.2.10	Profit on disposal of fixed assets, included in miscellaneous income	2.00	0.38

Cash Flow Statement Items

Schedule	Description	Year ended March 31,
		2010	2009
	Profit/ loss on sale of fixed assets	2.00	0.38

24.4 Transactions with key management personnel

Key management personnel comprise directors and members of the executive council.

Particulars of remuneration and other benefits paid to whole-time directors and members of executive council during the year ended March 31, 2010 and March 31, 2009 are as follows:
in Rs. crore
Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Co-Chairman*
Nandan M. Nilekani	0.09	0.02	0.23	0.34
	0.30	0.07	0.54	0.91
Chief Executive Officer and Managing Director
S. Gopalakrishnan	0.32	0.08	0.61	1.01
	0.30	0.07	0.55	0.92
Chief Operating Officer and Director
S. D. Shibulal	0.31	0.08	0.56	0.95
	0.28	0.07	0.52	0.87
Whole-time directors
K. Dinesh	0.32	0.08	0.61	1.01
	0.30	0.07	0.54	0.91

T. V. Mohandas Pai	0.36	0.08	2.69	3.13
	0.36	0.09	2.14	2.59

Srinath Batni	0.36	0.07	1.98	2.41
	0.35	0.09	1.43	1.87
Chief Financial Officer
V. Balakrishnan	0.30	0.08	2.06	2.44
	0.29	0.07	2.00	2.36
Executive Council Members
Ashok Vemuri	2.09	-	2.79	4.88
	1.99	-	2.05	4.04

Chandra Shekar Kakal	0.28	0.06	1.73	2.07
	0.26	0.06	1.26	1.58

B.G. Srinivas	1.81	-	2.75	4.56
	1.82	-	2.85	4.67

Subhash B. Dhar	0.24	0.07	1.42	1.73
	0.23	0.06	0.98	1.27
*Effective July 9, 2009, Mr. Nandan M Nilekani has relinquished the positions of Co-Chairman, Member of the Board and employee of Infosys.

Particulars of remuneration and other benefits of non-executive/ independent directors for the year ended March 31, 2010 and March 31, 2009 :

Name	Commission	Sitting fees	Reimbursement of expenses	Total Remuneration
Non-Whole time directors

Deepak M. Satwalekar	0.60	-	-	0.60
	0.68	-	0.02	0.70

Prof.Marti G. Subrahmanyam	0.65	-	0.20	0.85
	0.71	-	0.25	0.96

Dr.Omkar Goswami	0.52	-	0.03	0.55
	0.58	-	0.03	0.61

Claude Smadja	0.59	-	0.25	0.84
	0.67	-	0.26	0.93

Rama Bijapurkar	0.49	-	0.02	0.51
	0.56	-	0.01	0.57

Sridar A. Iyengar	0.74	-	0.21	0.95
	0.82	-	0.20	1.02

David L. Boyles	0.59	-	0.15	0.74
	0.69	-	0.21	0.90

Prof. Jeffrey S. Lehman	0.61	-	0.24	0.85
	0.63	-	0.22	0.85

K.V.Kamath**	0.39	-	0.02	0.41
	-	-	-	-

N. R. Narayana Murthy*	0.57	-	-	0.57
	0.63	-	-	0.63
* Non-executive chairman of the board and chief mentor.
** Joined the board effective May 02, 2009

Auditor’s Report on Consolidated Quarterly Financial Results and Consolidated Year to Date Financial Results of Infosys Technologies Limited Pursuant to the Clause 41 of the Listing Agreement

To
The Board of Directors of Infosys Technologies Limited

We have audited the consolidated quarterly financial results of Infosys Technologies Limited (‘the Company’) for the quarter ended 31 March 2010 and the consolidated year to date financial results for the period from 1 April 2009 to 31 March 2010, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the Management and have not been audited by us. These consolidated quarterly financial results as well as the consolidated year to date financial results have been prepared from consolidated interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial results based on our audit of such consolidated interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, prescribed by the Companies (Accounting Standards) Rules, 2006 as per section 211 (3C) of the Companies Act, 1956 and other accounting principles generally accepted in India.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these consolidated quarterly financial results as well as the consolidated year to date financial results:

(i)	include the quarterly financial results and year to date financial results of the following entities:

(a)	Infosys BPO Limited;

(b)	Infosys BPO s.r.o;

(c)	Infosys Consulting Inc.;

(d)	Infosys Consulting India Limited;

(e)	Infosys Technologia Do Brasil LTDA;

(f)	Infosys Technologies (Australia) Pty Limited;

(g)	Mainstream Software Pty Limited;

(h)	Infosys Technologies (China) Co. Limited;

(i)	McCamish Systems, LLC;

(j)	Infosys Public Services, Inc.;

(k)	Infosys Technologies S. de R.L.de C.V;

(l)	Infosys Technologies (Sweden) AB;

(m)	Infosys BPO Poland Sp z.o.o; and

(n)	Infosys BPO (Thailand) Limited;

(ii)	have been presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and

(iii)
give a true and fair view of the consolidated net profit and other financial information for the quarter ended 31 March 2010 as well as the consolidated year to date results for the period from 1 April 2009 to 31 March 2010.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the consolidated number of shares as well as percentage of shareholdings in respect of aggregate amount of consolidated public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for B S R & Co.
Chartered Accountants
Firm registrartion number: 101248W

Natrajan Ramkrishna
Partner
Membership number: 32815

Bangalore
13 April 2010